EXHIBIT 99.1

OPERATING AND FINANCIAL REVIEW CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2011

1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED JUNE 30, 2011

34

Operating and Financial Review Consolidated Financial Statements As of June 30, 2011

1 RESULTS OF OPERATIONS FOR THE HALF-YEAR ENDED JUNE 30, 2011

2

1.1 General context

2

1.2 Business activity

4

1.3. Acquisitions, divestitures and partnerships

4

2 ACCOUNTING AND FINANCIAL INFORMATION

6

2.1 Definitions and accounting context

6

2.2 Revenue

8

2.2.1 Overview

8

2.2.2 Revenue by business

8

2.2.3 Revenue by geographical area

11

2.3 Other Income Statement items

13

2.3.1 Operating income and adjusted operating cash flow

13

2.3.2 Net finance costs

20

2.3.3 Income tax expense

20

2.3.4 Share of net income of associates

20

2.3.5 Net income from discontinued operations

20

2.3.6. Net income attributable to non-controlling interests

20

2.3.7 Net income attributable to owners of the Company

21

3. FINANCING

22

3.1. Operating cash flow before changes in working capital

24

3.2. Net investment flows

24

3.2.1. Net Investments

24

3.3. Working Capital

26

3.4. Free Cash Flow

27

3.5. Net cash from/(used in) financing activities

27

3.6 Other changes

28

3.6.1 Increase (decrease) in receivables and other financial assets

28

3.6.2 Dividends paid

28

3.7 External financing

28

3.7.1 Ratings assigned by rating agencies

28

3.7.2 Company liquidity position

28

3.7.3 Net financial debt structure

29

3.7.4 Maturity schedule of non-current borrowings

30

3.7.5 Information on early debt repayment clauses

30

4. OBJECTIVES AND OUTLOOK

30

5. APPENDICES TO THE OPERATING AND FINANCIAL REVIEW

31

5.1 Reconciliation of 2010 published and re-presented data (revenue, adjusted operating cash flow and operating income)

31

5.2 Accounting definitions

32

Veolia Environnement - Operating and Financial Review as of June 30, 2011

1 Results of operations for the half-year ended June 30, 2011

Please see Section 5.2 for definitions of Adjusted Operating Cash Flow, Adjusted Operating Income, and certain other terms used in this document.  The re-presented financial information for the half-year ended June 30, 2011 reflect the VTD transaction (as described below) and the reclassification of certain other activities as discontinued operations.

1.1 General context

The results of operations of the Group were significantly affected by two factors in the first half of 2011 – the March 3, 2011 combination of Veolia Transport and Transdev to form Veolia Transdev (VTD), and the local operational difficulties, particularly in Southern Europe and in the Middle East / North Africa region.

Veolia Transdev. The creation of the Veolia Transdev joint venture with Caisse des dépôts et consignations on March 3, 2011 is accounted for as the divestiture of Veolia Transport’s activities and the acquisition of 50% of the new entity, Veolia Transdev. Veolia Transport’s activities are included in discontinued operations in the first half of 2010 and the first two months of 2011 (See Section 1.3, Partnerships).

Economic and Operational Environment.

The Company has decided to accelerate restructuring and its asset optimization strategy.  In addition, following events in Southern Europe and North Africa, the Company has reviewed the value of its assets in these regions and particularly in Italy. Consequently, the Group recorded a total of €838.3 million of asset impairment charges, write-downs and provisions in the first half of 2011, including primarily the following:

•

adaptation costs and write-downs relating to working capital in an amount of €37.3 million,

•

goodwill and non-current asset impairments in an amount of €686.3 million, including €38 million included in adjusted operating income,

•

deferred tax assets write-down of €114.7 million.

The large majority of these goodwill and non-current asset impairment charges were recorded in Southern Europe, mainly in Italy, and North Africa, including primarily the following:

•

In Italy, the economic situation, combined with ongoing operational and legal difficulties, led the Company to reduce the value of its Italian assets by €77.3 million in the Water division. In the Environmental Services Division, given the uncertain political environment and the buy-out of the local partner, the Company reviewed its growth and future flow assumptions and recorded an asset impairment charge of €127.9 million. In the Energy Services Division, the review of assets, the economic environment and a change in management led the Company to restructure and implement a new strategy, reflected by the recognition of an asset impairment charge of €242.8 million.

•

In Spain and Portugal, the Company wrote down its Spanish assets in the Energy Services Division in the amount of €20.7 million, following changes in solar energy regulations, as well as its Portuguese assets in the Water Division in the amount of €9.2 million.

•

In North Africa, the Company also recorded impairment charges relating to the value of its activities in Morocco in the Water Division (€58.5 million).

In addition, a less favorable growth outlook than forecast due to the difficult economic environment led the Company to record impairment charges in the Energy Services Division in the United States in the amount of €151.9 million.

Veolia Environnement - Operating and Financial Review as of June 30, 2011

Overview of Results of Operations.

Despite the events described above, the growth in the Company’s businesses, which was already evident in 2010, continued in the first half of 2011. Consolidated revenue was €16,286.7 million in the half-year ended June 30, 2011 representing growth of 15.5% (4.4% at constant consolidation scope and exchange rates) compared to re-presented June 30, 2010 figures.

Apart from the four-month contribution of Veolia Transdev’s businesses to external growth (which represented 8% of total half-year revenue), this increase is mainly attributable to:

•

the increase in the price of recycled raw materials (accounting for approximately €155 million) and the improvement in activity levels for industrial services, commercial waste collection and the processing of hazardous waste in the Environmental Services Division, particularly in Continental Europe;

•

an increase in energy prices (accounting for approximately €160 million in growth compared to the first half of 2010), reduced by a lower climate effect than in the first half of 2010 in the Energy Services Division;

•

substantial growth in Water Division revenue, mainly tied to the recovery of the Works business and the contribution of operating activities in Europe (primarily the United Kingdom, Central Europe and Germany) and in Asia, despite the negative impact of contractual erosion in France.

The revenue growth from these factors was partially offset by a downturn in the Works business in the Energy Services Division in southern Europe.

Adjusted operating cash flow increased 2.8% in the first half of 2011 at current exchange rates and 2.3% at constant exchange rates. Excluding the Transportation business (Veolia Transdev), adjusted operating cash flow declined by 3.5% (-3.9% at constant exchange rates) compared to June 30, 2010 reported figures.

Excluding Veolia Transdev, adjusted operating income declined (-10.0% compared to June 30, 2010 reported figures), primarily due to:

-

a lower amount of capital gains on divestments in the first half of 2011 (-€62.8 million compared to re-presented first half of 2010); the majority of capital gains on divestments generated in the first half of 2011 are presented in results of discontinued operations;

-

certain of the asset impairments described above, impacted adjusted operating income in the amount of -€38.0 million (See Section 2.3.1); and

-

the downturn in Marine Services operations (services to offshore petroleum installations) in the amount of -€37.0 million and operations in Southern Europe in the amount of -€25.8 million;

-

the early termination of the Alexandria contract in Egypt in the Environmental Services Division (- €28.4 million).

The Group also discovered an accounting fraud at the Marine Services unit during the second quarter of 2011 (unrelated to the operational issues described above).  The fraud impacted the income statements for 2007 through 2010, in amounts that were not material in any of those years. It had no impact on the income statement for the first half of 2011 or on the re-presented income statement for the first half of 2010.  See Section 2.1.

Veolia Environnement - Operating and Financial Review as of June 30, 2011

1.2 Business activity

The Company enjoyed a number of commercial successes during the first half of 2011, including the following:

•

Thames Water in the United Kingdom awarded the Vennsys Limited consortium, led by Veolia Water, a contract to manage all its metering services including meter installation, meter reading and the implementation of remote meter reading by radio communication. This 10-year contract represents estimated cumulative revenue of GBP 240 million (approximately €280 million);

•

the Haringey Council in London awarded the Environmental Services Division a 14-year contract for street urban cleaning, recycling and waste collection services, representing estimated cumulative revenue of €270 million;

•

Dalkia was awarded a 30-year contract for the operation and maintenance of the Montreal University Hospital, representing estimated cumulative revenue of CAD1.6 billion (approximately €1.2 billion);

•

in Abu Dhabi, the Energy Services Division was awarded a 29-year contract to design, build and operate three cooling plants (estimated cumulative revenue of €373 million);

•

the Transport division, via the joint venture with RATP Développement in Asia, was awarded a 7-year operating contract for the Macao bus network, representing estimated cumulative revenue of €75 million (Group share);

•

Veolia Environmental Services was selected as preferred bidder by Hertfordshire County Council for its 25-year residual waste treatment  PFI (Private Finance Initiative) contract for treatment of up to 350,000 tons of annual residual waste,

•

Veolia Water was awarded a €81 million 5-year contract to design, build and operate a seawater desalination unit at the Az Zour South plant in Kuwait;

•

Veolia Water signed a contract to design and build a mine wastewater treatment plant in Western Virginia (United States) and a treatment plant for wastewater produced by a petroleum field in California, and its operation for 12 years. These two contracts represent estimated cumulative revenue of USD150 million (approximately €107 million).

Refinancing of the main credit facility:

Veolia Environnement signed two syndicated credit facilities on April 7, 2011: a 5-year €2.5 billion multi-currency credit facility and a 3-year €500 million credit facility available for drawdown in Polish zloty, Czech crown and Hungarian forint. Both facilities include two one-year extension options. These facilities refinance in advance the €4 billion multi-currency syndicated credit facility held by Veolia Environnement as of December 31, 2010. This transaction extends the maturity of the Company’s main credit facility from April 2012 to April 2016 while providing a specific financing facility for the Company’s activities in Eastern Europe.

Dividend payment:

In accordance with the decision of the General Shareholders’ Meeting of May 17, 2011, the Company offered shareholders the choice of receiving payment of the dividend in shares or cash. The share-payment option was taken up by a large number of shareholders leading to the creation of 20,462,396 shares, representing approximately 3.94% of the share capital and 4.05% of voting rights. As a result, dividends paid in cash totaled approximately €203 million, paid on June 17, 2011.

1.3. Acquisitions, divestitures and partnerships

During the first half of 2011, the Company continued its asset optimization strategy through a number of divestitures and partnerships. No major acquisitions were performed during the first half of 2011.

Partnerships:

On March 3, 2011, after adapting the shareholders’ agreement to simplify the governance of the new entity, the Company and Caisse des dépôts et consignations announced the creation of Veolia Transdev (VTD). The new entity has a single Chief Executive, Jérôme Gallot, with full operational responsibilities.

Following the amendments to the shareholders’ agreement, Veolia Environnement and Caisse des dépôts et consignations together exercise joint control over the new entity since March 3, 2011.

As of this same date and in accordance with IAS/IFRS, Veolia Environnement lost control of Veolia Transport and proportionately consolidates 50% of the new entity, Veolia Transdev.

Veolia Environnement - Operating and Financial Review as of June 30, 2011

The main accounting impacts of this transaction are summarized below:

•

Until March 3, 2011

-

the net income and expenses of Veolia Transport were recorded in a single income statement line item, “Net income from discontinued operations”. Figures for the first half of 2010 were also re-presented on the same line.

-

the related cash flows remain presented in each cash flow statement heading. Their impact is disclosed in a footnote to the Consolidated cash flow statement for the two periods 2011 and 2010, with cash flows from discontinued operations.

•

As of March 3, 2011

As of this date, the Company lost control of Veolia Transport in exchange for a 50% investment in the Veolia Transdev joint venture, combining the activities of Veolia Transport and Transdev into one entity owned by their respective shareholders. In the Company financial statements, this combination resulted in:

-

the derecognition of all Veolia Transport assets and liabilities as of March 3, 2011;

-

the recognition of a disposal gain of €429.8 million, comprising:

•

the Veolia Transport disposal gain of €391.5 million;

•

items recorded directly in other comprehensive income of €38.3 million (mainly foreign exchange gains of €34.2 million),

-

the recognition at fair value of the assets and liabilities held in the Veolia Transdev joint venture, in the provisional amount of €36.5 million (group share),

-

the recognition of goodwill relating to the new Veolia Transdev joint venture for an amount of €701.5 million as of June 30, 2011 (group share).

The impact on first half 2011 operating income of the revaluation of the provisional opening balance sheet of Veolia Transdev was -€2.6 million (-€5.2 million at 100%). The annual amortization expense to be recorded in operating income based on the provisional revaluation of the Veolia Transdev opening balance sheet is estimated for the coming years at between €20 and €30 million (100%);

The Veolia Transdev combination reduced the Company’s net financial debt by €540 million in the first quarter of 2011, primarily due to the refinancing of the new entity by both Veolia Environnement and the Caisse des dépôts et consignations.

Divestitures

Total industrial and financial divestitures (including issues of share capital subscribed by the non-controlling interests and transactions with non-controlling interests where there is no change in control) totaled €1,048 million in the half-year ended June 30, 2011, included the impact of the Veolia Transdev combination for €540 million.

•

In an agreement dated February 14, 2011, the Company sold its sorting and recycling activities in Norway. The divestiture was completed on March 25, 2011.

•

The Veolia Transdev combination reduced the Group net financial debt by €540 million in the first half of 2011, primarily due to the refinancing of the new entity by both Veolia Environnement and the Caisse des dépôts et consignations.

•

On May 3, 2011, the majority of Energy Services Division activities in Germany were sold for an enterprise value of €27 million (Group share).

These transactions are recorded in discontinued operations.

•

On May 23, 2011, the Company sold 5% of Dalkia Ceska Republica to J&T Group for an enterprise value of €32 million.

•

On June 29, 2011, the EBRD and IFC acquired a 5% interest each in the Baltic-Russian activities of the Energy Services Division in the amount of €38 million.

Post balance sheet events:

•

On July 26, 2011, Dalkia Polska signed an agreement with the city of Warsaw to purchase an 85% stake in SPEC, the city’s municipal heating network operator, for roughly €360 million, following the city’s privitazition effort. This agreement is pending approval of the Polish anti-monoply organization UOKIK.

•

Executive Committee changes:

On August 4, 2011, the Company announced the following changes:

-

Denis Gasquet, Chief Operating Officer and Senior Executive Vice President of Veolia Environnement, will take responsibility for a team dedicated to operational performance, organizational structure and cost reductions.  He will no longer serve as CEO of the Environmental Services division in order to devote himself fully to the Company’s transformation plan;

-

Jérôme Le Conte, currently Chief Operating Officer of Veolia Environmental Services, will become head of this division;

-

Frank Lacroix, currently CEO of Dalkia France, will become head of our Energy Services division;

-

Jean-Marie Lambert, Director of Human Resources of the Water Division, will become Human Resources Director for the Company, replacing Véronique Rouzaud, who will be taking up other functions.

Veolia Environnement - Operating and Financial Review as of June 30, 2011

2 Accounting and financial information

2.1 Definitions and accounting context

Pursuant to Regulation no.1606/2002 of July 19, 2002, as amended by European Regulation 297/2008 of March 11, 2008, the condensed interim consolidated financial statements of the Veolia Environnement Group (the “Group”) for the half-year ended June 30, 2011 were prepared in accordance with IAS 34, Interim financial reporting.

Certain indicators presented in this document (unchanged compared to prior years) are defined in the Section 5.2, in Appendix to this Operating and Financial Review.

Accounting context

The accounting policies adopted for the preparation of the financial statements for the half-year ended June 30, 2011 are unchanged from the 2010 financial statements, except for the application of new texts effective January 1, 2011.

Pursuant to IFRS 5:

•

The Income Statement for the half-year ended June 30, 2010 was re-presented to include on the line “Net income from discontinued operations” the impact of:

•

the reclassification to discontinued operations of Energy Services activities in Germany sold in May 2011, Water Division activities in the Netherlands sold in December 2010 and Environmental Services Division activities in Norway sold in March 2011,

•

the reclassification to discontinued operations of the Transportation Division as a whole, as a result of the Veolia Transdev combination, and

•

the reclassification to continuing operations of Renewable Energy activities in the Energy Services Division.

Marine Services accounting fraud (Environmental Services Division):

In the second quarter of 2011, the Company discovered an incidence of accounting fraud in the United States at the Marine Services unit, which is part of the Environmental Services division. Marine Services is an industrial services business, and a subsidiary of Veolia Environmental Services North America. It operates a fleet of boats and provides services to offshore petroleum installations, primarily in the Gulf of Mexico.

Following an investigation that was completed in July 2011, the Company determined that certain expenditures had been recorded as inventory, non-current assets or prepaid expenses, rather than charges in the income statement.  As a result, operating income in the Company’s consolidated financial statements for the years 2007 to 2010 was overstated by a total of approximately €52 million (excluding exchange rate impacts) for the four years combined.  The amount involved was less than 1% of operating income for each of the affected years.

In light of these irregularities, the Company reviewed the profit forecasts for Marine Services that it used to record deferred tax assets with respect to the U.S. tax group during the affected years. The Company determined that its forecasts probably would have been different had the irregularities not existed.  Deferred tax assets are determined on the basis of estimates of future taxable income. In the context of the identified irregularities, the Company estimates that the amount of deferred tax assets for the four affected years combined would have been approximately €33 million lower (excluding exchange rate impacts) if the operating income of Marine Services had been properly recorded.

The impact of these accounting irregularities was not material in the context of the Company’s consolidated financial statements for the affected financial years, but would be material when taken on a cumulative basis and compared to 2011 figures.  In accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”, the Company will correct comparative figures for each of the affected financial years in its 2011 financial statements.  The corrections to the income statement for each of the years affected by these irregularities are as follows, in million of euros:

	Revenue	Operating income	Tax impact	Foreign exchange impact	Total correction
2007	0	-6	-19	-1	-26
2008	0	-6	-7	-3	-16
2009	-3	-18	-7	-1	-26
2010	1	-22	0	0	-22
Total	-2	-52	-33	-5	-90

Veolia Environnement - Operating and Financial Review as of June 30, 2011

The income statement for the first half of 2011 is not affected by this matter.  In addition, the comparative income statement information for the first half of 2010 was not corrected (in the published version or the re-presented version), as the 2010 irregularities were recorded primarily in the second half of the year. The consolidated balance sheet data as at December 31, 2010 which is presented in comparison to data as at June 30, 2011 was corrected as follows:

•

€3.3 million decrease in non-current assets,

•

€35.9 million decrease in deferred tax assets,

•

€30.2 million decrease in inventory and work-in-progress,

•

€14.6 million decrease in trade receivables,

•

€84.0 million decrease in total assets,

•

€90.3 million decrease in equity attributable to owners of the parent,

•

€6.3 million increase in trade payables,

•

€84.0 million decrease in total liabilities and owners’ equity.

The Company has initiated the sale of the Marine Services activity, whose assets and liabilities have been re-classified as assets and liabilities held for sale at as June 30, 2011.

Veolia Environnement - Operating and Financial Review as of June 30, 2011

2.2 Revenue

2.2.1 Overview

Half-year ended June 30, 2011 (€ million)	Half-year ended June 30, 2010 re-presented (*)(€ million)	% Change 2011/2010	Internal growth	External growth	Foreign exchange impact
16,286.7	14,106.5	15.5%	4.4%	10.8%	0.3%
(*) A schedule is presented in the appendix reconciling previously published consolidated revenue for the half-year ended June 30, 2010 and re-presented consolidated revenue for the same period.

Veolia Environnement consolidated revenue was €16,286.7 million for the half-year ended June 30, 2011, up 15.5% compared to re-presented revenue of €14,106.5 million for the first half of 2010. In the quarter ended March 31, 2011, the Company reported consolidated revenue of €8,159.4 million, up 11.3% (3.4% at constant consolidation scope and exchange rates). Second quarter 2011 consolidated revenue grew 19.9%.

The impact of changes in consolidation scope on revenue for the half-year ended June 30, 2011 includes €1,316.9 million in respect of the first-time consolidation of Veolia Transdev (+9.3%). In addition, it reflects a positive impact of €158.4 million resulting from targeted acquisitions carried out in 2010 in the Water Division (primarily the impact of the acquisition of certain United Utilities Group assets), a decrease of €20.5 million in the Environmental Services Division and an increase of €63.3 million in revenues in the Energy Services Division (relating to the acquisition of Dalkia Industry CZ and two other subsidiaries Czech-Karbon and NWR Energetyka PL Spolka from the NWR Group in 2010).

At constant scope and exchange rates, first half 2011 revenue increased 4.4% compared to the first half of 2010. This increase is principally explained by:

•

substantial growth in Water Division revenue, mainly tied to the recovery of the Works business and the contribution of operating activities in Europe (primarily the United Kingdom, Central Europe and Germany) and in Asia, despite the negative impact of contractual erosion in France;

•

the increase in the price of recycled raw materials (accounting for approximately €155 million) and the improvement in activity levels for industrial services, commercial waste collection and the treatment of hazardous waste in the Environmental Services Division, particularly in continental Europe;

•

an increase in energy prices (accounting for approximately €160 million in growth compared to the first half of 2010), reduced by a lower climate effect than in the first half of 2010 in the Energy Services Division;

•

reduced by the downturn in the Works business in the Energy Services Division in southern Europe.

The share of revenue generated outside France in the first half of 2011 was €9,792.4 million, representing 60.1% of total revenue, compared to 59.4% of total re-presented revenue in the first half of 2010.

The foreign exchange impact of €43.9 million primarily reflects the appreciation compared to the euro of the Australian dollar for €42.9 million, the Swiss franc for €15.0 million and Eastern European currencies (in the Czech Republic and Poland) for €31.5 million, offset by the depreciation of the US dollar in the amount of -€61.9 million.

2.2.2 Revenue by business

(€ million)	Half-year ended June 30, 2011	Half-year ended June 30, 2010 re-presented	% Change 2011/2010
Water Environmental Services Energy Services Transportation Revenue	6,214.0 4,894.3 3,861.5 1,316.9 16,286.7	5,891.3 4,513.8 3,701.4 - 14,106.5	5.5% 8.4% 4.3% 100% 15.5%
Revenue at 2010 exchange rates	16,242.8	14,106.5	15.2%

Veolia Environnement - Operating and Financial Review as of June 30, 2011

Water

Half-year ended June 30, 2011 (€ million)	Half-year ended June 30, 2010 re-presented (€ million)	% Change 2011/2010	Internal growth	External growth	Foreign exchange impact
6,214.0	5,891.3	5.5%	2.5%	2.7%	0.3%

The increase in Water Division revenue at constant consolidation scope and exchange rates is mainly due to the good level of activity in Europe and particularly the United Kingdom, Germany and Central Europe, as well as the ramp-up of activities in Asia.

•

External growth in the Water Division revenue in the first half of 2011 is mainly attributable to the integration of assets purchased from United Utilities in the United Kingdom and Central Europe in November 2010.

•

Revenue from Operations increased 5.7% (2.6% at constant consolidation scope and exchange rates).

-

In France, revenue excluding scope effects declined 0.8% (-0.9% on a current basis), in line with contractual erosion (essentially on the renewed contract with “Syndicat des Eaux d’Ile de France” (SEDIF )) and relative stability in volumes sold compared to 2010.

-

Outside France, revenue increased by 9.7%, (4.5% at constant consolidation scope and exchange rates). In Europe, growth of 4.5% at constant consolidation scope and exchange rates (13.8% on a current basis) includes the favorable contribution of activities in Germany and the United Kingdom and the good performance recorded in Central Europe. On a constant consolidation scope and exchange rate basis, revenue in the Asia-Pacific region rose 8.8% (12.6% on a current basis), benefiting from business growth in China and one-off projects in Japan.

•

Technology and Network revenue rose 2.5% at constant consolidation scope and exchange rates (4.9% on a current basis). This activity benefited from the launch of construction work on the Hong Kong sludge incinerator and the progressive recovery of the “Industrial Solutions” sector, despite the completion of certain major ” Design and Build” contracts in the Middle East.

Environmental Services

Half-year ended June 30, 2011 (€ million)	Half-year ended June 30, 2010 re-presented (€ million)	% Change 2011/2010	Internal growth	External growth	Foreign exchange impact
4,894.3	4,513.8	8.4%	8.7%	-0.5%	0.2%

The 8.7% internal growth in revenue reflects the increase in the price of recycled raw materials, which accounts for approximately, €155 million of increased revenue (primarily in France and Germany) and the improvement in activity levels for industrial services, commercial waste collection and the treatment of hazardous waste, driven by an increase in volumes in the main geographical areas, accentuated by a favorable base effect compared to the first half of 2010.

•

In France, revenue increased 8.6% at constant consolidation scope (6.7% at current scope), under the combined effect of recycled raw materials prices which remained high (paper/cardboard and metals) and increased volumes for certain activities, primarily hazardous waste treatment and landfill.

•

Outside France, revenue grew 8.5% at constant consolidation scope and exchange rates (and 9.3% on a current basis). Germany, with revenue growth of 14.4%, benefited from the increase in the price of paper and cardboard and activity growth in the commercial and industrial sector. United Kingdom revenue increased 11.0% at constant consolidation scope and exchange rates (11.3% on a current basis), in line with the ramp-up of integrated contracts as well as improvement in landfill volumes, despite an economic climate which remained difficult and weighed on other activities. In North America (which increased 1.6% at constant consolidation scope and exchange rates and decreased 3.3% on a current basis), revenue benefited from the improvement in solid waste and hazardous waste treatment activities. It was heavily penalized by operational difficulties and a fall in the fleet utilization rate in the Gulf of Mexico in the Marine Services business. In the Asia-Pacific region, revenue growth of 8.5% at constant consolidation scope and exchange rates (17.3% on a current basis) benefited from growth in industrial services and commercial waste collection activities in Australia.

Veolia Environnement - Operating and Financial Review as of June 30, 2011

Energy Services

Half-year ended June 30, 2011 (€ million)	Half-year ended June 30, 2010 re-presented (€ million)	% Change 2011/2010	Internal growth	External growth	Foreign exchange impact
3,861.5	3,701.4	4.3%	2.1%	1.7%	0.5%

Revenue increased 2.1% at constant consolidation scope and exchange rates (4.3% on a current basis); this rise was mainly due to the favorable impact of energy prices (accounting for approximately €160 million compared to the first six months of 2010), which partially offset the negative climate effect in the first half of 2011.

•

In France, revenue increased 2.6% at constant consolidation scope (2.9% on a current basis), driven by the increase in the average fuel basket in a weather environment less favorable than in the first half of 2010.

•

Outside France, revenue increased 4.6% (1.5% at constant consolidation scope and exchange rates); the increase in the price of heat and electricity in the first half of 2011 compared to the first half of 2010, offset the unfavorable climate effect in Central Europe and commercial and operational difficulties in southern Europe, particularly in Italy and Spain, with the downturn in the Construction business and the shut-down of installations in the solar panel business.

•

External revenue growth in the Energy Services Division in the first half of 2011 was mainly attributable to the reorganization of activities in the Czech Republic that occurred in 2010.

Transportation

Half-year ended June 30, 2011 (€ million)	Half-year ended June 30, 2010 re-presented (€ million)	Half-year ended June 30, 2010 published (€ million)	Change at current exchange rates	O/w attributable to the VTD combination (€ million)	O/w performance impact excl. the VTD combination (€ million)
1,316.9	-	2,847.5	-53.8%	-1,476.5	-54.1

The contribution of the new entity, Veolia Transdev, is recognized as external growth in the comparison with re-presented figures for the half-year ended June 30, 2010.

Veolia Transdev revenue was €1,316.9 million for the half-year ended June 30, 2011, down 53.8% compared to previously published revenue of €2,847.5 million for the first half of 2010 reported (for the former Veolia Transport). After adjustments related to the impact of the VTD combination (which include increases of €381.5 million relating to the newly-consolidated Transdev subsidiaries, a negative impact of €868.5 million related to the reclassification of former Veolia Transport activities in January and February 2010 to discontinued operations and a negative impact of €989.5 million related to the proportionate consolidation for Veolia Transport entities), Transportation Division revenue was down €54.1 million compared to previously published figures for the half-year ended June 30, 2010.

•

Revenue remained stable in France thanks to recent commercial successes, primarily in Bayonne and Antibes, which offset the loss of the Ile et Vilaine and Mayotte contracts and lower activity levels in the airport and tourist businesses, mainly due to the strike action at SNCM between January 31, 2011 and March 17, 2011.

•

Outside France, revenue declined slightly in line with the divestiture of the Division’s activities in Norway ( a decrease of €41.5 million compared to the half-year ended June 30, 2010).

Veolia Environnement - Operating and Financial Review as of June 30, 2011

2.2.3 Revenue by geographical area

Half-year ended June 30, 2011 (€ million)	France	Germany	United Kingdom	Other European countries	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	2,377.5	746.1	409.0	862.7	348.5	136.2	702.1	122.3	509.6	6,214.0
Environmental Services	1,717.6	612.7	824.7	465.6	588.7	340.8	116.6	51.3	176.3	4,894.3
Energy Services	1,860.1	4.9	71.8	1,514.7	159.9	22.0	50.4	41.0	136.7	3,861.5
Sub-total	5,955.2	1,363.7	1,305.5	2,843.0	1,097.1	499.0	869.1	214.6	822.6	14,969.8
Transportation	539.1	95.5	16.0	413.7	158.2	42.0	16.0	5.6	30.8	1,316.9
Revenue	6,494.3	1,459.2	1,321.5	3,256.7	1,255.3	541.0	885.1	220.2	853.4	16,286.7

Half-year ended June 30, 2010 re-presented (€ million)	France	Germany	United Kingdom	Other European countries	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	2,317.1	712.9	287.8	835.5	339.1	125.3	563.2	191.7	518.7	5,891.3
Environmental Services	1,605.3	535.5	741.1	419.1	610.9	280.2	109.7	41.3	170.7	4,513.8
Energy Services	1,811.6	1.2	63.4	1,470.4	155.7	19.5	40.2	42.9	96.5	3,701.4
Sub-total	5,734.0	1,249.6	1,092.3	2,725.0	1,105.7	425.0	713.1	275.9	785.9	14,106.5
Transportation	-	-	-	-	-	-	-	-	-	-
Revenue	5,734.0	1,249.6	1,092.3	2,725.0	1,105.7	425.0	713.1	275.9	785.9	14,106.5

Change (€ million)	France	Germany	United Kingdom	Other European countries	United States	Oceania	Asia	Middle East	Rest of the world	Total
Water	60.4	33.2	121.2	27.2	9.4	10.9	138.9	(69.4)	(9.1)	322.7
Environmental Services	112.3	77.2	83.6	46.5	(22.2)	60.6	6.9	10.0	5.6	380.5
Energy Services	48.5	3.7	8.4	44.3	4.2	2.5	10.2	(1.9)	40.2	160.1
Sub-total	221.2	114.1	213.2	118.0	(8.6)	74.0	156.0	(61.3)	36.7	863.3
Transportation	539.1	95.5	16.0	413.7	158.2	42.0	16.0	5.6	30.8	1,316.9
Revenue	760.3	209.6	229.2	531.7	149.6	116.0	172.0	(55.7)	67.5	2,180.2
Change (%)	13.3%	16.8%	21.0%	19.5%	13.5%	27.3%	24.1%	-20.2%	8.6%	15.5%
Change at constant exchange rates (%)	13.3%	16.8%	20.7%	17.5%	19.1%	17.1%	23.2%	-18.8%	8.4%	15.2%
Change at constant exchange rates, excl. VTD (%)	3.9%	9.1%	19.3%	2.3%	4.8%	7.2%	20.9%	-20.8%	4.5%	5.8%

Veolia Environnement - Operating and Financial Review as of June 30, 2011

The impact of the economic environment on revenue trends can vary between geographical areas, particularly depending on the Company business mix. Furthermore, revenue of the new entity, Veolia Transdev, is presented in external growth in all geographical areas. The following analysis at constant exchange rates therefore excludes the external growth impact of Veolia Transdev.

France

Revenue increased 3.9% in the half-year ended June 30, 2011. Water Division activities in France suffered from the slow-down in the Construction business (Sade) and contractual erosion (primarily on the renewal of the SEDIF contract) in a context of stable volumes versus 2010.

The Environmental Services Division reported activity growth due to an increase in the price of recycled raw materials (paper/cardboard and metals) and an increase in volumes in the first half of 2011, particularly in hazardous waste.

The Energy Services business benefited from a favorable price effect in the first six-months, with weather conditions slightly less favorable than in 2010.

United Kingdom

Revenue increased 19.3% in the half-year ended June 30, 2011, excluding exchange rate effects. It benefited from the ramp-up of new integrated contracts in the Environmental Services Division and those acquired from the United Utilities Group at the end of 2010, despite a decrease in municipal collection volumes, offset by growth in distribution activities in the Water Division.

Germany

Revenue rose 9.1% in the half-year ended June 30, 2011.

Environmental Services Division revenue in Germany benefited from the increase in the price of paper and cardboard and a recovery in the industrial waste business. The Braunschweig contract also contributed to revenue growth in this country.

Other European countries

Revenue growth at constant exchange rates was 2.3%.

Revenue benefited from an increase in Energy Services activities, particularly in northern European countries. Water Division revenue also increased in Western and Eastern Europe, mainly due to increased prices and the initial effects of the integration of former United Utilities activities in Sofia.

Growth was negatively impacted in the Energy Services Division by a less favorable climate effect than in the first half of 2010.

The economic and financial crisis affecting public authorities and countries in Southern Europe had negative consequences for the Company’s activities and primarily in Italy where the Company’s exposure is the greatest. Accordingly, Water Division revenue in southern Europe is down 12.7% at constant exchange rates, reflecting these economic difficulties. Finally, following a change in management in Italy in the Energy Services Division, these activities are undergoing substantial restructuring, explaining the 1.7% fall in revenue at constant exchange rates.

United States

Activities in the United States were marked by operational difficulties in the Environmental Services Division in the Gulf of Mexico at the Marine Services unit. Other activities in the Environmental Services Division posted limited growth, with hazardous waste treatment activities performing well. Energy Services Division activities, via the TNAI subsidiary, enjoyed a favorable price effect and the development of certain new contracts.

Oceania

The increase of 7.2% at constant exchange rates was mainly due to the recovery of industrial service activities in the Environmental Services Division in Australia (mainly present in the services, industrial waste and landfill activities).

Asia

The increase of 20.9% at constant exchange rates was mainly achieved by the Water Division, due to recent developments in China, one-off activities in Japan and the good performance of contracts in Korea.

Rest of the world (including the Middle East)

The decline of 2.1% at constant exchange rates was mainly due to the completion of certain major construction contracts in the Water Division in the Middle East.

Veolia Environnement - Operating and Financial Review as of June 30, 2011

2.3 Other Income Statement items

2.3.1 Operating income and adjusted operating cash flow

Operating income:

Operating income fell 77.1% to €252.2 million for the half-year ended June 30, 2011 compared to re-presented operating income of €1,100.7 million for the half-year ended June 30, 2010.

In addition to the change in adjusted operating cash flow described below, the change in operating income reflects:

•

impairment losses on goodwill and non-current assets of €686.3 million, primarily on Company activities in Southern Europe and the Middle East/North Africa (as well as the United States in the Energy Division);

•

the variation of changes in discount rates applied to site remediation provisions of -€4 million in the half-year ended June 30, 2011 compared to -€33 million in the half-year ended June 30, 2010 in the Environmental Services Division,

•

capital gains on industrial and financial divestments of €14.8 million in the half-year ended June 30, 2011, compared to €165.7 million in the re-presented half-year ended June 30, 2010 (including a capital gain of €88.1 million on the divestment of Usti Nad Labem in the Energy Services Division in the half-year ended June 30, 2010). The majority of capital gains in the first half of 2011 are presented in net income from discontinued operations.

At the Group level, net charges to operating provisions and to operating depreciation and amortization totaled €998.7 million for the half-year ended June 30, 2011, compared to €750.4 million for the re-presented half-year ended June 30, 2010.

The following table sets forth a breakdown of the Group’s operating income by division for the first half of 2011 and, on a re-presented basis, for the first half of 2010.

(€ million)	Operating income
	Half-year ended June 30, 2011	Half-year ended June 30, 2010 re-presented (*)	% change	% change at constant exchange rates
Water	376.3	585.6	-35.8%	-36.4%
Environmental Services	104.3	241.5	-56.8%	-58.8%
Energy Services	(176.5)	352.3	-150.1%	-153.2%
Transportation	10.4	-	-	-
Holding companies	(62.3)	(78.7)	-20.8%	-20.8%
Total	252.2	1,100.7	-77.1%
Total at 2010 exchange rates	232.6	1,100.7		-78.9%
Operating income margin	1.5%	7.8%
(*) A schedule is presented in the appendix reconciling previously published operating income for the half-year ended June 30, 2010 and re-presented operating income for the same period.

Adjusted operating income:

Adjusted operating income declined 7.2% to €937.8 million for the half-year ended June 30, 2011 compared to re-presented adjusted operating income of €1,010.9 million for the half-year ended June 30, 2010.  In addition to the negative impact on adjusted operating cash flow (described below) in respect of the downturn in operations at Marine Services and in Southern Europe (-€68.5 million), restructuring measures, contract terminations and charges corresponding to asset impairments impacted adjusted operating income in the amount of -€38.0 million.

Adjusted operating income includes industrial and financial capital gains on divestments of €14.8 million in the half-year ended June 30, 2011 compared to €77.6 million in the half-year ended June 30, 2010 (re-presented); the majority of capital gains on divestments in the first half of 2011 are presented in net income from discontinued operations. The impact of the revaluation of the provisional opening balance sheet of Veolia Transdev in the amount of -€2.6 million (-€5.2 million at 100%) and the impairment of non-current assets (described below) are also included in adjusted operating income in the half-year ended June 30, 2011.

The adjusted operating income margin declined from the re-presented 7.2% in the first half of 2010 to 5.8% in the first half of 2011.

Excluding the Transportation business, adjusted operating income fell 10.0% in the half-year ended June 30, 2011 compared to June 30, 2010 previously published figures.

Veolia Environnement - Operating and Financial Review as of June 30, 2011

Changes in adjusted operating income break down as follows:

(€ million)	Adjusted operating income
	Half-year ended June 30, 2011	Half-year ended June 30, 2010 re-presented	% change	% change at constant exchange rates
Water	483.9	585.6	-17.4%	-18.0%
Environmental Services	252.8	240.4	5.2%	3.1%
Energy Services	253.0	263.6	-4.0%	-4.9%
Transportation	10.4	-	-	-
Holding companies	(62.3)	(78.7)	-20.8%	-20.8%
Total	937.8	1,010.9	-7.2%
Total at 2010 exchange rates	926.7	1,010.9		-8.3%
Company total excl. Transportation business (*)	927.4	1,030.0	-10.0%
Adjusted operating income margin	5.8%	7.2%
(*) Company external guidance for the period 2011-2013

The following tables reconcile operating income and adjusted operating income by division for the half-years ended June 30, 2011 and 2010:

Half-year ended June 30, 2011	Adjusted	Adjustments		Total
(€ million)		Impairment losses on Goodwill*	Special items**
Water	483.9	(58.3)	(49.3)	376.3
Environmental Services	252.8	(78.3)	(70.2)	104.3
Energy Services	253.0	(363.8)	(65.7)	(176.5)
Transportation	10.4	-	-	10.4
Holding companies	(62.3)		-	(62.3)
Total	937.8	(500.4)	(185.2)	252.2

* Impairment losses on goodwill recorded in respect of Company subsidiaries in Italy and the United States total €298 million and €151.9 million as of June 30, 2011 respectively.

** Impairment losses on non-current assets recorded in the respect of Company subsidiaries in Italy total €150 million as of June 30, 2011.

Half-year ended June 30, 2010 re-presented	Adjusted	Adjustments		Total
(€ million)		Impairment losses on Goodwill	Special items*
Water	585.6			585.6
Environmental Services	240.4		1.1	241.5
Energy Services	263.6		88.7	352.3
Transportation	-	-	-	-
Holding companies	(78.7)			(78.7)
Total	1,010.9	-	89.8	1,100.7
* Mainly the capital gain realized on the sale of cogeneration activities in the Czech Republic in the Energy Services Division.

Adjusted operating income is equal to operating income, adjusted to exclude the impact of goodwill impairment charges and certain special items (primarily significant capital gains, restructuring charges and asset impairment charges).  See Section 5.2 for a more complete definition.

Veolia Environnement - Operating and Financial Review as of June 30, 2011

In the first half of 2011, adjusted operating income excludes -€500.4 million of impairment charges in respect of goodwill and -€147.9 of non-current asset impairment charges.  In general, the Company excludes impairment charges in respect of non-current assets when they are large enough to significantly impact the economics of one or more cash-generating units.  In the first half of 2011, all of the impairment charges recorded in Italy were excluded from adjusted operating income, because they result from the same economic circumstances, even if the impact on the results of certain divisions (taken in isolation) would not otherwise meet the Group’s quantitative thresholds. The following table breaks down the Group’s goodwill and non-current asset impairment charges in the first half of 2011, indicating the amounts in respect of non-current assets that are included in adjusted operating income and those that are special items excluded from adjusted operating income (all goodwill impairment is excluded from adjusted operating income).

	Impairment Charges: goodwill and non-current assets
(€ million)		Non-current assets
	Goodwill	Included in adjusted operating income	Special items	Total	Other special items	TOTAL
Water	-58.3	-35.3	-49.3	-142.9		-142.9
of which Italy	-25.9	-	-51.4	-77.3		-77.3
Environmental Services	-78.3		-49.6	-127.9	-20.6	-148.5
of which Italy	-78.3		-49.6	-127.9	-20.6	-148.5
Energy	-363.8	-2.7	-49.0	-415.5	-16.7	-432.2
of which Italy	-193.8		-49.0	-242.8	-6.8	-249.6
Transport
Holding companies
Total	-500.4	-38.0	-147.9	-686.3	-37.3	-723.6

Adjusted operating cash flow:

Adjusted operating cash flow increased 2.8% (2.3% at constant exchange rates) to €1,740.8 million for the half-year ended June 30, 2011, compared to €1,694.0 million for the half-year ended June 30, 2010.

Accordingly, the adjusted operating cash flow margin declined 1.3 points to 10.7% in the first half of 2011 compared to 12.0% re-presented in the first half of 2010.

The change in adjusted operating cash flow for the first half of 2011 was impacted by:

•

the downturn in operations of Marine Services in the Gulf of Mexico and activities in Southern Europe, particularly in Italy,

•

restructuring measures and contract terminations tied to the acceleration of the Company restructuring and asset optimization strategy and the degradation in the environment in Southern Europe and North Africa,

•

a downturn in operational performance in the Water Division, primarily tied to contractual erosion in France and a one-off increase in asset maintenance costs in the first quarter of 2011, particularly in the United Kingdom,

•

the favorable impact of the increase in recycled raw materials prices and activity growth and favorable volume effects in the Environmental Services Division,

•

the positive impact of energy prices, offset by weather conditions that were overall less favorable in 2011 than in 2010, in the Energy Services Division.

Adjusted operating cash flow benefited in the half-year ended June 30, 2011 from the contribution of the new entity, Veolia Transdev, in the amount of €75.5 million in external growth. Excluding Veolia Transdev, adjusted operating income declined by 3.5% (-3.9% at constant exchange rates) in the first half of 2011 compared to the first half of 2010 published.

The effects of the Company efficiency plan contributed €108 million to the growth in adjusted operating cash flow.

The positive foreign exchange impact of €7.5 million on adjusted operating cash flow primarily reflects the appreciation against the euro of the Australian dollar in the amount of €3.0 million and Eastern European currencies (Czech Republic and Poland) in the amount of €7.5 million, offset by the depreciation of the US dollar in the amount of -€6.7 million.

Veolia Environnement - Operating and Financial Review as of June 30, 2011

The following table breaks down adjusted operating cash flow by Division:

(€ million)	Adjusted Operating Cash Flow
	Half-year ended June 30, 2011	Half-year ended June 30, 2010 re-presented (*)	Change
			current exchange rates	constant exchange rates
Water	766.4	783.7	-2.2%	-2.5%
Environmental Services	582.7	607.7	-4.1%	-4.6%
Energy Services	361.9	377.0	-4.0%	-4.7%
Transportation	75.5	-	-	-
Holding companies	(45.7)	(74.4)	-38.6%	-38.6%
Adjusted operating cash flow	1,740.8	1,694.0	2.8%
Adjusted operating cash flow at 2010 exchange rates	1,733.3	1,694.0		2.3%
Adjusted operating cash flow margin	10.7%	12.0%

(*) A schedule is presented in the appendix reconciling previously published adjusted operating cash flow for the half-year ended June 30, 2010 and re-presented adjusted operating cash flow for the same period.

Adjusted operating cash flow reconciles to operating income as follows for the half-years ended June 30, 2011 and 2010:

Half-year ended June 30, 2011 (€ million)	Adjusted operating cash flow	Net operating provisions (*)	Net depreciation and amortization	Impairment losses on goodwill and negative goodwill	Capital gains/ (losses) on disposal of non-current assets	Other	Operating income
Water	766.4	(71.7)	(268.6)	(56.2)	11.8	(5.4)	376.3
Environmental Services	582.7	(56.1)	(349.8)	(78.3)	6.1	(0.3)	104.3
Energy Services	361.9	(43.2)	(129.2)	(363.8)	(2.5)	0.3	(176.5)
Transportation	75.5	9.3	(72.9)	-	(0.6)	(0.9)	10.4
Holding companies	(45.7)	0.2	(16.7)	-	-	(0.1)	(62.3)
TOTAL	1,740.8	(161.5)	(837.2)	(498.3)	14.8	(6.4)	252.2
(*) : Including non-current asset impairment charges in Italy of -€150 million for the half-year ended June 30, 2011

Veolia Environnement - Operating and Financial Review as of June 30, 2011

Half-year ended June 30, 2010 re-presented (€ million)	Adjusted operating cash flow	Net operating provisions	Net depreciation and amortization	Impairment losses on goodwill and negative goodwill	Capital gains/ (losses) on disposal of non-current assets	Other	Operating income
Water	783.7	7.4	(253.0)	-	55.3	(7.8)	585.6
Environmental Services	607.7	13.7	(397.2)	-	17.7	(0.4)	241.5
Energy Services	377.0	(2.0)	(115.4)	0.6	92.7	(0.6)	352.3
Transportation	-	-	-	-	-	-	-
Holding companies	(74.4)	8.6	(12.5)	-	-	(0.4)	(78.7)
TOTAL	1,694.0	27.7	(778.1)	0.6	165.7	(9.2)	1,100.7

Analysis by Division:

Water

(€ million)	Half-year ended June 30, 2011	Half-year ended June 30, 2010 re-presented	Change at current exchange rates	Change at constant exchange rates
Adjusted operating cash flow	766.4	783.7	-2.2%	-2.5%
Adjusted operating cash flow margin	12.3%	13.3%
Adjusted operating income	483.9	585.6	-17.4%	-18.0%
Adjusted operating income margin	7.8%	9.9%

Adjusted operating cash flow declined 2.5% at constant exchange rates (2.2% at current exchange rates) to €766.4 million for the half-year ended June 30, 2011, compared to re-presented €783.7 million for the half-year ended June 30, 2010.

The adjusted operating cash flow margin (ratio of adjusted operating cash flow to revenue) decreased from re-presented 13.3% for the first half of 2010 to 12.3% for the first half of 2011, penalized by both a fall in the margin on construction activities and downward pressure on margins on the renewal of contracts in France.

Adjusted operating cash flow from operating activities remained stable increasing 0.1% on a current basis and falling 0.2% at constant exchange rates. In France, the fall in adjusted operating cash flow was due to the negative effects of contractual erosion, in a context of globally stable volumes sold compared to the first half of 2010, due to an exceptionally dry spring. Outside France, adjusted operating cash flow fell, with in particular a one-off increase in asset maintenance costs in the first quarter of 2011 in the United Kingdom, partially offset by favorable activity trends in China and Central Europe. Adjusted operating cash flow in the United States declined, due to unfavorable movements in certain contracts.

Finally, the adjusted operating cash flow of Technology and Network businesses declined in line with the fall in the activities of SADE and the completion of certain major construction contracts outside France, partially offset by a recovery in the industrial solutions business.

The impact of the Efficiency Plan was €46 million in the half-year ended June 30, 2011.

Adjusted operating income declined 17.4% (18.0% at constant exchange rates) to €483.9 million in the half-year ended June 30, 2011, compared to re-presented €585.6 million in the half-year ended June 30, 2010. In addition to the decrease in adjusted operating cash flow, the Water Division’s adjusted operating income was negatively impacted by the decrease in capital gains on divestments, which were particularly favorable in the first half of 2010 (-€43.5 million) and the impairment of non-current assets in Southern Europe and North Africa in the amount of €35.3 million as of June 30, 2011.

Net charges to operating provisions totaled €71.7 million for the half-year ended June 30, 2011, compared to re-presented €7.4 million for the half-year ended June 30, 2010, including in particular the non-current asset impairments detailed above.

Net charges to operating depreciation and amortization totaled €268.6 million for the half-year ended June 30, 2011, compared to re-presented €253.0 million for the half-year ended June 30, 2010.

Accordingly, the adjusted operating income margin (adjusted operating income / revenue) fell from re-presented 9.9% in the first half of 2010 to 7.8% in the first half of 2011.

Veolia Environnement - Operating and Financial Review as of June 30, 2011

Environmental Services

(€ million)	Half-year ended June 30, 2011	Half-year ended June 30, 2010 re-presented	Change at current exchange rates	Change at constant exchange rates
Adjusted operating cash flow	582.7	607.7	-4.1%	-4.6%
Adjusted operating cash flow margin	11.9%	13.5%
Adjusted operating income	252.8	240.4	5.2%	3.1%
Adjusted operating income margin	5.2%	5.3%

Adjusted operating cash flow declined 4.1% at constant exchange rates (-4.6% at current exchange rates) to €582.7 million for the half-year ended June 30, 2011, compared to re-presented €607.7 million for the half-year ended June 30, 2010.

This decrease was mainly attributable to:

•

operational difficulties in Italy and at Marine Services in the Gulf of Mexico, with in particular a fall in asset utilization rates,

•

the consequences of the notification of the early termination of the Alexandria contract (Egypt),

•

an unfavorable movement in the price of fuel,

•

favorable recycled raw material price effects in the first half-year,

•

improved activity levels, in particular with a moderate increase, variable across geographical areas, in service volumes in activities such as industrial services, hazardous waste treatment and commercial waste collection, particularly in France and Germany,

•

the ramp-up of integrated contracts in the United Kingdom, and

•

the implementation of the Efficiency plan (€30 million).

The adjusted operating cash flow margin decreased substantially from re-presented 13.5% for the half-year ended June 30, 2010, to 11.9% for the half-year ended June 30, 2011.

Adjusted operating income increased 5.2% (3.1% at constant exchange rates) to €252.8 million for the half-year ended June 30, 2011, compared to re-presented €240.4 million for the half-year ended June 30, 2010.

The increase in adjusted operating income reflects:

•

operational improvements in France and Germany

•

the positive impact of the change in discount rates used at June 30 each year to calculate site remediation provisions, generating an increase of €29 million compared to the first half of 2010.

Net charges to operating provisions totaled €56.1 million for the half-year ended June 30, 2011, compared to re-presented €13.7 million for the half-year ended June 30, 2010, including in particular impairments of non-current assets in Italy as detailed above.

Net charges to operating depreciation and amortization totaled €349.8 million for the half-year ended June 30, 2011, compared to re-presented €397.2 million for the half-year ended June 30, 2010.

The adjusted operating income margin fell from re-presented 5.3% in the first half of 2010, to 5.2% in the first half of 2011.

Energy Services

(€ million)	Half-year ended June 30, 2011	Half-year ended June 30, 2010 re-presented	Change at current exchange rates	Change at constant exchange rates
Adjusted operating cash flow	361.9	377.0	-4.0%	-4.7%
Adjusted operating cash flow margin	9.4%	10.2%
Adjusted operating income	253.0	263.6	-4.0%	-4.9%
Adjusted operating income margin	6.6%	7.1%

Adjusted operating cash flow fell 4.0% (-4.7% at constant exchange rates) to €361.9 million for the half-year ended June 30, 2011, compared to re-presented €377.0 million for the half-year ended June 30, 2010.

Energy Services Division adjusted operating cash flow benefited in France from a favorable price impact which offset a negative climate effect. The loss of the street lighting contract with the City of Paris by the specialized subsidiary, Citelum, led the Company to recognize adaptation costs of approximately €10 million in the half-year ended June 30, 2011.

Veolia Environnement - Operating and Financial Review as of June 30, 2011

Outside France the decrease in adjusted operating cash flow reflects the favorable impact of energy prices in a unfavorable weather context compared to the first-half of 2010 and operational and economic difficulties in Southern Europe and particularly Italy, which led the Company to recognize adaptation costs of approximately €7 million in the half-year ended June 30, 2011.

The impact of the Efficiency Plan was €32 million in the half-year ended June 30, 2011.

The adjusted operating cash flow margin decreased from re-presented 10.2% for the half-year ended June 30, 2010, to 9.4% for the half-year ended June 30, 2011.

Adjusted operating income decreased 4.0% (-4.9% at constant exchange rates) to €253.0 million for the half-year ended June 30, 2011, compared to re-presented €263.6 million for the half-year ended June 30, 2010.

Net charges to operating provisions totaled €43.2 million for the half-year ended June 30, 2011, compared to re-presented €2.0 million for the half-year ended June 30, 2010, including in particular impairments of non-current assets in Italy as described above.

Net charges to operating depreciation and amortization totaled €129.2 million for the half-year ended June 30, 2011, compared to re-presented €115.4 million for the half-year ended June 30, 2010.

Overall, the adjusted operating income margin fell from 7.1% in the first half of 2010, re-presented, to 6.6% in the first half of 2011.

Transportation

(€ million)	Half-year ended June 30, 2011	Half-year ended June 30, 2010 re-presented	Half-year ended June 30, 2010 published	Change at current exchange rates	O/w impact of the VTD combination (€ million)	O/w performance impact excl. the VTD combination (€ million)
Adjusted operating cash flow	75.5	-	159.2	-52.6%	-65.3	-18.4
Adjusted operating cash flow margin	5.7%	-	5.6%
Adjusted operating income	10.4	-	48.2	-78.4%	-14.2	-23.6
Adjusted operating income margin	0.8%	-	1.7%

Adjusted operating cash flow fell 52.6% to €75.5 million for the half-year ended June 30, 2011, compared to previously published €159.2 million for the half-year ended June 30, 2010. After adjustment for the impact of the VTD combination (which includes €23.2 million relating to the entry of Transdev subsidiaries, -€17.7 million related to the reclassification of former Veolia Transport activities in January and February 2010 in discontinued operations and -€70.7 million in respect of the adoption of proportionate consolidation for Veolia Transport entities) Transportation Division adjusted operating cash flow declined €18.4 million compared to previously published figures for the half-year ended June 30, 2010, primarily due to the consequences of the strike action at SNCM, the increase in fuel costs and the pressure on margins.

The adjusted operating cash flow margin increased from the previously published 5.6% for the half-year ended June 30, 2010, to 5.7% for the half-year ended June 30, 2011.

Adjusted operating income decreased 78.4% to €10.4 million for the half-year ended June 30, 2011, compared to previously published €48.2 million for the half-year ended June 30, 2010. In addition to the decrease in adjusted operating cash flow, this fall primarily reflects the impact on the consolidation scope of the VTD combination, as detailed above, as well as the impact of the revaluation of the provisional opening balance sheet of the new entity, Veolia Transdev.

Net charges to operating provisions totaled €9.3 million for the half-year ended June 30, 2011, compared to previously published €10.3 million for the half-year ended June 30, 2010, primarily reflecting the consolidation scope effects of the VTD combination.

Net charges to operating depreciation and amortization totaled €72.9 million for the half-year ended June 30, 2011, compared to previously published €125.8 million for the half-year ended June 30, 2010, primarily reflecting the consolidation scope effects of the VTD combination.

Overall, the adjusted operating income margin fell from the previously published 1.7% in the first half of 2010 to 0.8% in the first half of 2011.

Veolia Environnement - Operating and Financial Review as of June 30, 2011

Holding Companies

Adjusted operating cash flow of holding companies amounted to (€74.4) million in the first half of 2010, compared to (€45.7) million in the first half of 2011.

The decrease in these costs is mainly due to a reduction in overhead.

2.3.2 Net finance costs

(€ million)	Half-year ended June 30, 2011	Half-year ended June 30, 2010 re-presented
Income	59.8	51.8
Expenses	(435.6)	(439.3)
Net finance costs	(375.8)	(387.5)
Other financial income and expenses	(43.3)	(32.6)

The cost of net financial debt decreased to €375.8 million in the first half of 2011, versus €387.5 million in the half-year ended June 30, 2010, due to the decrease in average net debt from €15.5 billion at June 30, 2010 to €14.8 billion at June 30, 2011.

The decrease in net finance costs was mainly due to the fall in outstanding debt resulting from the refinancing by the Caisse des dépôts et consignations of the activities of the new entity, Veolia Transdev, and positive cash flows during the second half of 2010.

The financing rate (defined as the ratio of net finance costs excluding fair value adjustments to instruments not qualifying for hedge accounting, to average monthly net financial debt for the period) increased from 5.06% in the six months ended June 30, 2010 to 5.32% in the six months ended June 30, 2011. This increase is mainly due to the increase in cash investments (carrying costs) and to a lesser extent the rise in short-term rates.

2.3.3 Income tax expense

Veolia Environnement decided not to recognize any deferred tax assets as of June 30, 2011 in respect of the France tax group and recorded impairments of -€114.7 million in this respect.

Income tax expense was €189.7 million for the half-year ended June 30, 2011, excluding the write-down of the deferred tax assets of the France tax group.

The tax rate for the half-year ended June 30, 2011 was 33.1% (compared to 33.4% for the half-year ended June 30, 2010) after adjustment for the following:

•

impairment of goodwill not deductible for tax purposes of -€500.4 million,

•

impairment of assets in Italy not deductible for tax purposes of -€150.0 million, and

•

impairment of the net deferred tax asset position of the France tax group of -€114.7 million.

2.3.4 Share of net income of associates

The share of net income of associates declined from €7.3 million for the half-year ended June 30, 2010 to €6.2 million for the half-year ended June 30, 2011.

2.3.5 Net income from discontinued operations

Net income from discontinued operations increased from €40.3 million for the half-year ended June 30, 2010 to €433.7 million for the half-year ended June 30, 2011.

This line item mainly comprises the following amounts in the half-year ended June 30, 2011:

•

the gain on divestment of German activities in the Energy Services Division, partially sold in May 2011,

•

the gain on divestment of Norwegian activities in the Environmental Services Division, sold in March 2011,

•

the reclassification of Veolia Transport net income and expenses to “Net income from discontinued operations” for the period January 1 to March 3, 2011 and the recognition of a gain on disposal of €429.8 million in connection with the Veolia Transdev combination.

2.3.6. Net income attributable to non-controlling interests

Net income attributable to non-controlling interests was €35.8 million for the half-year ended June 30, 2011, compared to €171.3 million for the half-year ended June 30, 2010. This decrease in net income attributable to non-controlling interests is mainly due to EDF’s share of impairments recorded in the Energy Services Division in Southern Europe.

Veolia Environnement - Operating and Financial Review as of June 30, 2011

2.3.7 Net income attributable to owners of the Company

The net loss attributable to owners of the Company was €67.2 million for the half-year ended June 30, 2011, compared to net income of €374.2 million for the half-year ended June 30, 2010. Adjusted net income attributable to owners of the Company was €188.1 million for the half-year ended June 30, 2011, compared to €262.9 million for the half-year ended June 30, 2010 (re-presented for discontinued operations).

Given the weighted average number of shares outstanding of 487.0 million in the first-half of 2011(basic and diluted) and 480.2 million in the first half of 2010 (diluted) and 480.1 million in the first half of 2010 (basic), earnings per share attributable to owners of the Company (basic and diluted) was -€0.14 in the first half of 2011, compared to €0.78 in the first half of 2010. Adjusted net income per share attributable to owners of the Company (basic and diluted) was €0.39 in the first half of 2011, compared to €0.55 in the first half of 2010.

Adjusted net income attributable to owners of the Company for the half-year ended June 30, 2011 breaks down as follows:

Half-year ended June 30, 2011 (€ million)	Adjusted	Adjustments	Total
Operating income	937.8	(685.6)*	252.2
Net finance costs	(375.8)	-	(375.8)
Other financial income and expenses	(43.3)	-	(43.3)
Income tax expense	(183.4)	(121.0) **	(304.4)
Share of net income of associates	6.2	-	6.2
Net income from discontinued operations	-	433.7	433.7
Non-controlling interests	(153.4)	117.6***	(35.8)
Net income attributable to owners of the Company	188.1	(255.3)	(67.2)

* adjustments to operating income are presented in Section 2.3.1.

** primarily the impairment of deferred tax assets of the France tax group, as presented in Section 2.3.3.

*** primarily EDF’s share of impairments recorded by the Energy Services Division in Southern Europe, as presented in Section 2.3.6.

Adjusted net income attributable to owners of the Company for the half-year ended June 30, 2010, re-presented, breaks down as follows:

Half-year ended June 30, 2010, re-presented (€ million)	Adjusted	Adjustments	Total
Operating income	1,010.9	89.8*	1,100.7
Net finance costs	(387.5)		(387.5)
Other financial income and expenses	(32.6)		(32.6)
Income tax expense	(182.7)		(182.7)
Share of net income of associates	7.3		7.3
Net income from discontinued operations		40.3	40.3
Non-controlling interests	(152.5)	(18.8)	(171.3)
Net income attributable to owners of the Company	262.9	111.3	374.2
Published net income attributable to owners of the Company	306.2	68.0	374.2
* adjustments to operating income are presented in Section 2.3.1.

Veolia Environnement - Operating and Financial Review as of June 30, 2011

3. Financing

The following table summarizes the Statement of change in net financial debt and the Consolidated cash flow statement and the reconciling amounts between both statements for the half-years ended June 30, 2011 and June 30, 2010.

Half-year ended June 30, 2011:

(€ million)	Statement of change in net financial debt	Reconciling items	Consolidated cash flow statement
Operating cash flow before changes in working capital	1,732	-	1,732
Income taxes paid	(210)	-	(210)
Changes in working capital	(658)	-	(658)
Net cash from operating activities (A)	864	-	864
Net cash from investing activities (in the Statement of change in net financial debt) (B)	29	97	N/A(1)
Dividends received (C)	9	-	9
(Increase)/decrease in receivables and other financial assets (D)	(72)	-	(72)
Net cash from investing activities (in the Consolidated cash flow statement)	N/A(1)		63
Net increase/(decrease) in current borrowings	-	(130)	(130)
New non-current borrowings and other debt	-	619	619
Principal payments on non-current borrowings and other debt	-	(29)	(29)
Issue of share capital subscribed by the non-controlling interests (2) (E)	39	-	39
Other share capital changes including issue of share capital by VE SA (2) (F)	2	-	2
Dividends paid (G)	(389)	-	(389)
Net interest paid (3) (H)	(327)	(143)	(470)
Transactions with non-controlling interests: partial purchases	-	(33)	(33)
Transactions with non-controlling interests: partial sales	-	32	32
Net cash from (used in ) financing activities	(675)	316	(359)
FREE CASH FLOW = (A)+(B)+(C)+(D)+(E)+(F)+(G)+(H)	155
Effect of foreign exchange rate changes and other	299	(314)	(15)
Change	454	99	553
Net financial debt/Net cash at the beginning of the period	(15,218)		5,020
Net financial debt/Net cash at the end of the period	(14,764)		5,573

Veolia Environnement - Operating and Financial Review as of June 30, 2011

Half-year ended June 30, 2010:

(€ million)	Statement of change in net financial debt	Reconciling items	Consolidated cash flow statement
Operating cash flow before changes in working capital	1,878	-	1,878
Income taxes paid	(197)	-	(197)
Changes in working capital	(382)	-	(382)
Net cash from operating activities (A)	1,299	-	1,299
Net cash used in investing activities (in the Statement of change in net financial debt) (B)	(460)	(116)	N/A(1)
Dividends received (C)	8	-	8
(Increase)/decrease in receivables and other financial assets (D)	(27)	-	(27)
Net cash used in investing activities (in the Consolidated cash flow statement)	N/A(1)		(595)
Net increase/(decrease) in current borrowings	-	(649)	(649)
New non-current borrowings and other debt	-	334	334
Principal payments on non-current borrowings and other debt	-	(56)	(56)
Issue of share capital subscribed by the non-controlling interests (2) (E)	108	-	108
Other share capital changes including issue of share capital by VE SA (2) (F)	-	-	-
Dividends paid (G)	(709)	-	(709)
Net interest paid (3) (H)	(352)	(155)	(507)
Transactions with non-controlling interests: partial purchases	-	(2)	(2)
Transactions with non-controlling interests: partial sales	-	93	93
Net cash from (used in ) financing activities	(953)	(435)	(1,388)
FREE CASH FLOW = (A)+(B)+(C)+(D)+(E)+(F)+(G)+(H)	(133)
Effect of foreign exchange rate changes and other	(767)	893	126
Change	(900)	342	(558)
Net financial debt/Net cash at the beginning of the period	(15,127)		5,160
Net financial debt/Net cash at the end of the period	(16,027)		4,602

(1)

The symbol N/A denotes that this figure in the table does not correspond to the definition of net cash flow from/ (used in) investing activities in the Consolidated cash flow statement or the Statement of change in net financial debt. In the half-year ended June 30, 2011, net cash from investing activities in the Consolidated cash flow statement and the Statement of change in net financial debt totaled €63 million and €29 million, respectively.

Reconciling items correspond to:

•

assets purchased under finance leases (not included in investments in the Consolidated cash flow statement pursuant to IAS 7) in the amount of €13 million in the half-year ended June 30, 2011, compared to €5 million in the half-year ended June 30, 2010;

•

the Net Financial Debt of companies acquired or divested for financial investments and financial divestitures in the amount of €85 million in the half-year ended June 30, 2011, compared to -€30 million in the half-year ended June 30, 2010;

•

transactions with non-controlling interests where there is no change in control for a net amount of €1 million in the half-year ended June 30, 2011 and €91 million in the half-year ended June 30, 2010.

(2)

The Consolidated cash flow statement includes all the capital increases subscribed by non-controlling interests or the parent company Veolia Environnement, whereas the Statement of change in net financial debt only includes the portion of increases subscribed by non-controlling interests.

(3)

Reconciling items correspond to accrued interest on current and non-current borrowings.

Veolia Environnement - Operating and Financial Review as of June 30, 2011

3.1. Operating cash flow before changes in working capital

Operating cash flow before changes in working capital totaled €1,731.7 million for the half year ended June 30, 2011 (see Section 2.3.1) including adjusted operating cash flow of €1,740.8 million (compared to €1,694.0 million for the half year ended June 30, 2010 (re-presented)), operating cash flow from financing activities of €7.8 million (compared to  an outflow of €6.0 million for the half year ended June 30, 2010 (re-presented)) and operating cash flow from discontinued operations representing an outflow of €16.9 million (compared to an inflow of €189.5 million for the half year ended June 30, 2010 (re-presented)).

3.2. Net investment flows

Net investment flows for the half-years ended June 30, 2011 and June 30, 2010, break down as follows:

(€ million)	Half-year ended June 30, 2011	Half-year ended June 30, 2010
Net cash from/(used in) investing activities in the Consolidated cash flow statement	63	(595)
New operating financial assets	(2)	-
Industrial investments net of grants	(11)	(5)
Financial investments	(25)	(5)
Transactions with non-controlling interests - partial purchases	33	(2)
Industrial and financial divestitures	(60)	35
Transactions with non-controlling interests - partial sales	(32)	93
Dividends received	(9)	(8)
Increase (decrease) in receivables and other financial assets	72	27
Net cash from / (used in) investing activities in the Statement of change in net financial debt	29	(460)
Issue of share capital subscribed by the non-controlling interests	39	108
Total net investments	68	(352)

3.2.1. Net Investments

Half-year ended June 30, 2011:

(€ million)	Water	Environmental Services	Energy Services	Transportation	Other	Total
Industrial investments (1)	294	316	144	132	40	926
Financial investments (2)	5	34	11	4	15	69
New operating financial assets	100	42	27	-	2	171
Transactions with non-controlling interests - partial purchases	1	29	3	-	-	33
Total Gross Investments	400	421	185	136	57	1,199
Industrial divestitures	(19)	(20)	(6)	(35)	-	(80)
Financial divestitures (3)	(5)	(266)	(36)	(47)	(543)	(897)
Transactions with non-controlling interests – partial sales	-	-	(32)	-	-	(32)
Issue of share capital subscribed by the non-controlling interests	-	-	(40)	-	1	(39)
Total divestitures	(24)	(286)	(114)	(82)	(542)	(1,048)
Principal payments on operating financial assets	(113)	(23)	(77)	(4)	(2)	(219)
Total Net Investments	263	112	(6)	50	(487)	(68)

Veolia Environnement - Operating and Financial Review as of June 30, 2011

Half-year ended June 30, 2010:

(€ million)	Water	Environmental Services	Energy Services	Transportation	Other	Total
Industrial investments (1)	313	263	113	142	19	850
Financial investments (2)	107	33	179	2	1	322
New operating financial assets	110	12	19	18	-	159
Transactions with non-controlling interests - partial purchases	-	-	2	-	-	2
Total Gross Investments	530	308	313	162	20	1,333
Industrial divestitures	(14)	(23)	(6)	(27)	(2)	(72)
Financial divestitures (3)	(205)	(131)	(156)	(1)	-	(493)
Transactions with non-controlling interests – partial sales	-	-	(92)	(1)	-	(93)
Issue of share capital subscribed by the non-controlling interests	(104)	(1)	(3)	-	-	(108)
Total divestitures	(323)	(155)	(257)	(29)	(2)	(766)
Principal payments on operating financial assets	(106)	(19)	(71)	(19)	-	(215)
Total Net Investments	101	134	(15)	114	18	352
(1) including assets purchased under finance leases (2) including cash and cash equivalents of companies acquired (3) including cash and cash equivalents of companies divested

The Company continues to apply selective investment criteria while preserving industrial investments as required by contractual terms or required maintenance.

(i) : Industrial investments

Industrial investments (including assets purchased under finance leases) amounted to €926 million in the first half of 2011, compared to €850 million in the first half of 2010, and break down as follows:

•

€294 million in the Water Division (down 6.1% compared to the first half of 2010), including €224 million in growth investments and €70 million in maintenance-related investments (€116 million in the first half of 2010). Growth investments mainly concerned concession assets in France and Eastern Europe.

•

€316 million in the Environmental Services Division (up 20.2% compared to the first half of 2010), including €112 million in growth investments and €204 million in maintenance-related investments (€189 million in the first half of 2010). The increase in industrial investments mainly concerned new waste management and recycling contracts in the United Kingdom and various investments in the hazardous waste sector in France and North America.

•

€144 million in the Energy Services Division (up 27.4% compared to the first half of 2010), including €98 million in growth investments and €46 million in maintenance-related investments (€40 million in the first half of 2010). The increase in industrial investments mainly concerned new biomass projects in Hungary.

•

€132 million in the Transportation Division (up 7.0% compared to the first half of 2010), including €13 million in growth investments and €119 million in maintenance-related investments (€103 million in the first half of 2010). The amount of industrial investments takes into account a greater reliance on operating leases.

Maintenance-related investments totaled €453 million in the first half of 2011 (2.8% of total revenue), compared to €458 million in the first half of 2010 (3.2% of total revenue). Maintenance-related investments rose nearly 8% in the Environmental Services Division.

Veolia Environnement - Operating and Financial Review as of June 30, 2011

(ii) : Financial investments

Financial investments totaled €69 million in the half-year ended June 30, 2011, compared to €322 million in the half-year ended June 30, 2010. In the half-year ended June 30, 2011, financial investments primarily concerned the acquisition of the Danish group, Renoflex, by Veolia Environmental Services for an enterprise value of €29 million.

In June 2010, the main financial investment was the acquisition of New World Resources Energy (NWR Energy or “ENDO”) as part of the reorganization of the Company’s activities in the Czech Republic in the Energy Services Division, for an enterprise value of €99 million.

(iii) : New operating financial assets (IFRIC 12 and IFRIC 4 receivables)

New operating financial assets totaled €171 million in the half-year ended June 30, 2011, compared to €159 million in the half-year ended June 30, 2010 and break down as follows :

•

€100 million in the Water Division, mainly the acquisition of new operating financial assets under the Berlin contract and certain investments in Asia (Korea) and the Middle East (Abu Dhabi);

•

€42 million in the Environmental Services Division, comprising various investments in Europe (mainly PFI contracts in the United Kingdom);

(iv) : Transactions with non-controlling interests: partial purchases

Partial purchases with non-controlling interests where there is no change in control totaled €33 million in the half-year ended June 30, 2011 and mainly concerned the buy-out of residual minority interests in Italy in the Environmental Services Division.

(v) : Industrial and financial divestitures

Divestitures amounted to €977 million, compared to €565 million in the half-year ended June 30, 2010. In the first half of 2011, they comprised:

•

industrial divestitures of €80 million, including €20 million in the Environmental Services Division and €35 million in the Transportation Division;

•

financial divestitures of €897 million, including:

•

the Veolia Transdev combination, which reduced Company net financial debt by €540 million in the first quarter of 2011, primarily due to the refinancing of the new entity by both Veolia Environnement and the Caisse des dépôts et consignations;

•

the activities of the Energy Services Division in Germany for an enterprise value of €27 million (Group share);

•

transportation activities in Norway for an enterprise value of €36 million (Group share);

•

Environmental Services Division activities in Norway.

(vi) : Transactions with non-controlling interests: partial sales

Partial sales with non-controlling interests where there is no change in control totaled €32 million in the half-year ended June 30, 2011, and concerned the sale of 5% of Dalkia Ceska Republica to J&T Group in May 2011.

(vii) : Principal payments on operating financial assets

Principal payments on operating financial assets totaled €219 million in the half-year ended June 30, 2011 (including €113 million in the Water Division and €77 million in the Energy Services Division), compared to €215 million in the half-year ended June 30, 2010.

(viii) : Issue of share capital subscribed by the non-controlling interests (minority interests)

Issues of share capital subscribed by the non-controlling interests totaled €39 million in the half-year ended June 30, 2011, compared to €108 million in the half-year ended June 30, 2010. These mainly concerned the Energy Services Division, following the acquisition an investment in Dalkia Eastern Europe by the International Finance Corporation and the European Bank for Reconstruction and Development in June 2011.

3.3. Working Capital

The increase in working capital requirements, which negatively affected net cash from operating activities by €658 million for the half-year ended June 30, 2011, was due to:

•

the seasonal nature of activities in the Energy Services Division and to a lesser extent the Transportation Division, and

•

slower payment cycles for certain customers, particularly for local authorities in certain countries.

Veolia Environnement - Operating and Financial Review as of June 30, 2011

3.4. Free Cash Flow

In order to monitor its liquidity position, the Company uses an indicator called free cash flow, as defined in Section 5.2. The calculation of this indicator for the half-year ended June 30, 2011 is presented in Section 3.

Free cash flow for the half-year ended June 30, 2011 (after payment of the dividend) was €155 million, compared to an outflow of €133 million for the half-year ended June 30, 2010.

This increase between the first half of 2010 and the first half of 2011 was due to the following:

•

a larger percentage of the dividend was paid in shares in 2011 compared to 2010: 86% of the dividend was paid in cash in 2010 compared to only 35% in 2011;

•

progress in the divestiture program in particular the impact of the Veolia Transdev combination which reduced the Company’s net financial debt by €540 million as well as divestitures in Norway in the Environmental Services Division;

•

tight control over investments during the first half of 2011;

•

partially offset by an increase in working capital requirements, which is discussed above.

3.5. Net cash from/(used in) financing activities

Net cash from/(used in) financing activities in the Statement of change in net financial debt for the half-years ended June 30, 2011 and June 30, 2010, breaks down as follows:

(€ million)	Half-year ended June 30, 2011	Half-year ended June 30, 2010
Issue of share capital subscribed by the non-controlling interests	39	108
Other share capital changes	2	-
Dividends paid	(389)	(709)
Net interest paid	(327)	(352)
Net cash from (used in) financing activities	(675)	(953)

Net cash used in financing activities in the Statement of change in net financial debt totaled €675 million for the half-year ended June 30, 2011, compared to €953 million for the half-year ended June 30, 2010. This decrease is due to the larger percentage of dividends paid in shares in 2011 compared to 2010.

Net cash from/(used in) financing activities in the Consolidated cash flow statement for the half-years ended June 30, 2011 and June 30, 2010, breaks down as follows:

(€ million)	Half-year ended June 30, 2011	Half-year ended June 30, 2010
Net increase/(decrease) in current borrowings	(130)	(649)
New non-current borrowings and other debt	619	334
Principal payments on non-current borrowings and other debt	(29)	(56)
Issue of share capital subscribed by the non-controlling interests	39	108
Other share capital changes	2	-
Dividends paid	(389)	(709)
Net interest paid	(470)	(507)
Transactions with non-controlling interests: partial purchases	(33)	(2)
Transactions with non-controlling interests: partial sales	32	93
Net cash from (used in) financing activities	(359)	(1,388)

Net cash used in financing activities in the Consolidated cash flow statement totaled €359 million in the half-year ended June 30, 2011, compared to €1,388 million in the half-year ended June 30, 2010.

•

The decrease in borrowings in the half-year ended June 30, 2011 includes the repayment of the Euro/PLN syndicated credit facility in the amount of €346.5 million in April 2011;

•

New non-current borrowings and other debt include the new syndicated credit facility detailed in Section 3.7.

For more details on the Company’s financing policy, please refer to Section 3.7 “External financing.”

Veolia Environnement - Operating and Financial Review as of June 30, 2011

3.6 Other changes

3.6.1 Increase (decrease) in receivables and other financial assets

The decrease of €72 million is mainly due to the increase in the non-group share of loans to Dalkia International and its subsidiaries granted by the Company in 2011 and the pre-financing of locomotives in the Transportation Division.

3.6.2 Dividends paid

Dividends paid include dividends paid by the parent company of €203 million (€587 million net of the share dividend distribution of €384 million) and dividends paid to non-controlling interests of €186 million.

3.7 External financing

3.7.1 Ratings assigned by rating agencies

As of June 30, 2011, Moody’s and Standard & Poor's rated Veolia Environnement SA as follows:

	Short-term	Long-term	Outlook	Recent publications
Moody’s	P-2	A3	Stable	On April 18, 2011, Moody’s confirmed the rating assigned on June 27, 2005, and upgraded the outlook assigned on March 26, 2009 from negative to stable.
Standard and Poor's	A-2	BBB+	Stable	On April 21, 2010, Standard and Poor’s confirmed the ratings assigned to Veolia Environnement on October 3, 2005 and upgraded the outlook from negative to stable.

3.7.2 Company liquidity position

The following table sets forth the Group’s principal sources of available liquidity, on a gross basis and net of current debt, bank overdrafts and other cash position items as of June 30, 2011 and December 31, 2010:

(€ million)	As of June 30, 2011	As of December 31, 2010
Veolia Environnement:
Undrawn MT syndicated credit facility	2,656.7	3,654.5
Undrawn MT bilateral credit lines	700.0	1,000.0
Undrawn ST bilateral credit lines	300.0	100.0
Letter of credit facility	432.4	467.7
Cash and cash equivalents	4,441.8	3,680.8
Subsidiaries:
Cash and cash equivalents	1,595.4	1,726.0
Total liquid assets and availabilities	10,126.3	10,629.0
Current debts and bank overdrafts and other cash position items
Current debts	3,909.6	2,827.1
Bank overdrafts and other cash position items	463.9	387.0
Total current debts and bank overdrafts and other cash position items	4,373.5	3,214.1
Total liquid assets and availabilities, net of current debts and bank overdrafts and other cash position items	5,752.8	7,414.9

Veolia Environnement may draw on the multi-currency syndicated credit facility and all credit lines at any time.

Veolia Environnement - Operating and Financial Review as of June 30, 2011

Undrawn MT syndicated credit facilities

Veolia Environnement signed two syndicated credit facilities on April 7, 2011: a 5-year €2.5 billion multi-currency credit facility and a 3-year €500 million credit facility available for drawdown in Polish zloty, Czech crown and Hungarian forint (this facility is drawn for a euro-equivalent of €343.3 million as of June 30, 2011). Both facilities include two one-year extension options. These facilities refinance in advance the €4 billion multi-currency syndicated credit facility held by Veolia Environnement. The Company’s liquidity provided by confirmed credit facilities was reduced by €1 billion to reduce costs.

Bilateral credit lines:

Undrawn credit lines as of June 30, 2011 break down as follows:

Bank	Maturity	Amount (€ million)
Société Générale	12/29/2015	150
Banco Santander	08/19/2015	100
Bank of Tokyo-Mitsubishi	10/01/2015	150
CM CIC	12/17/2013	100
Commerzbank	12/10/2013	100
CACIB	04/16/2013	100
NATIXIS	03/31/2012	150
BNP Paribas	03/02/2012	150
TOTAL		1,000

Letter of credit facility:

The portion of the U.S.$1.25 billion letters of credit facility signed on November 22, 2010 that may be drawn in cash is capped at U.S.$625 million, i.e. half of the facility. As of June 30, 2011, the facility is drawn U.S.$539.5 million in the form of letters of credit. The portion that may be drawn in cash is U.S.$625 million (€432.4 million euro-equivalent); it is currently undrawn and is included in the table showing the Group’s principal sources of available liquidity .

Cash and cash equivalents of VE SA:

Veolia Environnement SA cash surpluses (€4,441.8 million) are managed with a profitability objective close to that of the money market and avoiding exposure to capital risk and maintaining a low level of volatility. Cash equivalents are mainly invested in UCITS (mutual funds), negotiable debt securities (bank certificates of deposit and treasury notes) and related instruments.

3.7.3 Net financial debt structure

The net financial debt structure as of June 30, 2011 is as follows:

(€ million)	As of June 30, 2011	As of December 31, 2010
Non-current borrowings	16,767.4	17,896.1
Current borrowings	3,909.6	2,827.1
Bank overdrafts and other cash position items	463.9	387.0
Sub-total borrowings	21,140.9	21,110.2
Cash and cash equivalents	(6,037.2)	(5,406.8)
Fair value gains/losses on hedge derivatives	(339.6)	(485.4)
Net financial debt	14,764.1	15,218.0

Veolia Environnement - Operating and Financial Review as of June 30, 2011

3.7.4 Maturity schedule of non-current borrowings

The following table sets forth the maturity schedule of the Group’s non-current borrowings as of June 30, 2011:

(€ million)	Amount	Maturing in
		2 to 3 years	4 to 5 years	More than 5 years
Bonds	12,682.4	2,516.2	2,054.3	8,111.9
Bank borrowings	4,085.0	1,297.8	617.0	2,170.2
Non-current borrowings	16,767.4	3,814.0	2,671.3	10,282.1

3.7.5 Information on early debt repayment clauses

As of June 30, 2011, certain of the Group’s subsidiaries did not comply  with the covenants contained in three financing lines, representing an aggregate outstanding amount of €201 million.

Non-compliance with the covenants of two of these financings, representing an aggregate outstanding amount of of €152 million as of June 30, 2011, does not at this stage trigger an event of default under those financings. A potential default would not impact the financings of the other Group companies, including Veolia Environnement SA.

4. Objectives and outlook

Taking into account the operational results during the first half of 2011 and consequences of new restructuring plans, for 2011 the company will not attain the objective of net income growth, and expects adjusted operating income, excluding Veolia Transdev, to decline slightly at constant exchange rates versus previously published adjusted operating income, excluding Veolia Transdev, in 2010. The 2011 objectives of organic revenue growth, €250 million in annual cost savings, at least €1.3 billion in divestments and positive free cash flow after dividend payment are confirmed.

Veolia Environnement - Operating and Financial Review as of June 30, 2011

5. Appendices to the Operating and Financial Review

5.1 Reconciliation of 2010 published and re-presented data (revenue, adjusted operating cash flow and operating income)

Reconciliation of published and re-presented consolidated revenue for the half-year ended June 30, 2010 (€ million):

Published consolidated revenue for the half-year ended June 30, 2010	17,177.3
Reclassification to net income from discontinued operations of Water Division activities in the Netherlands, Environmental Services Division activities in Norway and Energy Services Division activities in Germany; and reclassification to continuing operations of Renewable Energy activities	(223.3)
Impact of the reclassification to net income from discontinued operations of Transportation Division activities following the Veolia Transdev combination	(2,847.5)
Sub-total	(3,070.8)
Re-presented consolidated revenue for the half-year ended June 30, 2010	14,106.5

Reconciliation of published and re-presented consolidated adjusted operating cash flows for the half-year ended June 30, 2010 (€ million):

Published consolidated adjusted operating cash flow for the half-year ended June 30, 2010	1,885.4
Reclassification to net income from discontinued operations of Water Division activities in the Netherlands, Environmental Services Division activities in Norway and Energy Services Division activities in Germany; and reclassification to continuing operations of Renewable Energy activities	(32.2)
Impact of the reclassification to net income from discontinued operations of Transportation Division activities following the Veolia Transdev combination	(159.2)
Sub-total	(191.4)
Re-presented consolidated adjusted operating cash flow for the half-year ended June 30, 2010	1,694.0

Reconciliation of published and re-presented consolidated operating income for the half-year ended June 30, 2010 (€ million):

Published consolidated operating income for the half-year ended June 30, 2010	1,125.2
Reclassification to net income from discontinued operations of Water Division activities in the Netherlands, Environmental Services Division activities in Norway and Energy Services Division activities in Germany; and reclassification to continuing operations of Renewable Energy activities	3.6
Impact of the reclassification to net income from discontinued operations of Transportation Division activities following the Veolia Transdev combination	(28.1)
Sub-total	(24.5)
Re-presented consolidated operating income for the half-year ended June 30, 2010	1,100.7

Veolia Environnement - Operating and Financial Review as of June 30, 2011

5.2 Accounting definitions

1.  IFRS indicators

Segment Reporting: Adjusted Operating Cash Flow.

In accordance with IFRS 8, the Company reports financial information for four segments: Water, Environmental, Services, Energy Services and Transportation.

One of the indicators presented in the Company’s segment reporting is "Adjusted operating cash flow" (known in French as capacité d’autofinancement opérationnelle), an indicator that the chief operating decision maker uses as a performance measure. Adjusted operating cash flow is equal to operating income, adjusted to add or subtract (as applicable) depreciation, amortization and operational provisions expenses, impairment charges, net gains on divestitures and other non-cash items (primarily IFRS 2 share-based compensation charges and fair value adjustments in respect of derivatives).

The Company uses adjusted operating cash flow as a tool to measure the performance of its business, because it believes it provides a uniform indicator of the performance of long-term contracts (under which the Group conducts the larger part of its activities). The non-cash charges that the Company excludes from operating income to derive adjusted operating cash flow (such as depreciation, amortization and asset impairment) may be subject to significantly different accounting treatment depending on the legal characteristics of our contracts and/or the nature of the customers. Adjusted operating cash flow measures the cash generation of the Group’s contracts, which is generally not affected by these differences in accounting treatment. As a result the Company believe this indicator provides it with a comparable measure of the performance of its Divisions and geographical operations.

Adjusted operating cash flow is only one of the indicators the Company uses to measure the Group’s performance. The Company also uses operating income and adjusted operating income (a non-GAAP financial measure that is defines below), both of which take into account a number of non-cash charges. These charges are important, as the Group would not be able to realize cash flows from its contracts without incurring the expenditures that generate the non-cash charges. For example, depreciation charges for assets used in connection with long-term contracts represent part of cost of generating revenue and cash flow from those contracts.

The adjusted operating cash flow margin is defined as the ratio of adjusted operating cash flow to revenue from continuing operations.

Other IFRS Indicators

The operating income margin is defined as operating income as a percentage of revenue from continued operations.

Net finance costs represent the cost of gross debt, including related gains and losses on interest rate and currency hedges, less income on cash and cash equivalents.

Net income (loss) from discontinued operations is the total of income and expenses, net of tax, related to businesses sold or in the process of being sold, in accordance with IFRS 5.

2.  Non-GAAP  indicators

In addition, the Company uses non-GAAP indicators (which are not IFRS indicators) for management purposes. These are relevant indicators of the Company’s operating and financial performance and can be defined as follows:

Adjusted Operating Income and Adjusted Net Income Attributable to Owners of the Company.

The terms “adjusted operating income” and “adjusted net income attributable to owners of the Company” are equal to operating income and net income attributable to owners of the Company, respectively, adjusted to exclude the impact of goodwill impairment charges and certain special items. Special items include items such as restructuring costs and gains and losses from asset disposals that substantially change the economics of one or more cash-generating units. For this purpose, the Company generally considers a disposal to have the potential to change the economics of one or more cash-generating units if the total consideration exceeds approximately €100 million based on enterprise value and before deducting noncontrolling interests or adjusting for proportional consolidation. Items may qualify as “special” although they may have occurred in prior years or are likely to recur in following years. Other “special” items may be nonrecurring, meaning that the nature of the relevant charge or gain is such that it is not reasonably likely to recur within two years, and there was not a similar charge or gain within the prior two years.

Veolia Environnement - Operating and Financial Review as of June 30, 2011

The Company believes that adjusted operating income and adjusted net income attributable to owners of the Company are useful measurement tools because they show the results of the Group’s operations excluding the impact of:

•

goodwill impairment charges, which the Company records when it determines that the value of a cash generating unit is less than its carrying value, and which differ from the other revenue and expense items used to determine operating income as they depend on management’s assessment of the future potential of a cash generating unit, rather than results of operations in the period in question, and

•

“special” items, which relate to events or charges that the Company does not consider to represent the normal income-generating potential of the business (non-current asset impairment charges that substantially change the economics of a cash generating unit are “special items”).

The Company also uses adjusted operating income as a tool to manage our business, for purposes of evaluating the management’s performance and for allocating resources internally.

The adjusted operating income margin is defined as adjusted operating income as a percentage of revenue from continuing operations.

Other Non-GAAP Indicators

•

The term “internal growth” (or “at constant consolidation scope and exchange rates”) includes growth resulting from:

•

the expansion of an existing contract, primarily resulting from an increase in prices and/or volumes distributed or processed;

•

new contracts;

•

the acquisition of operating assets allocated to a particular contract or project;

•

The term “external growth” encompasses growth through acquisitions (performed in the period or which had only partial effect in the prior period), net of divestitures, of entities and/or assets deployed in different markets and/or containing a portfolio of more than one contract;

•

The term “change at constant exchange rates” represents the change resulting from the application of exchange rates of the prior period to the current period, all other things being equal;

•

Net financial debt represents gross financial debt (non-current borrowings, current borrowings, bank overdrafts and other cash position items), net of cash and cash equivalents and excluding fair value adjustments to derivatives hedging debt;

•

The financing rate is defined as the ratio of net finance costs (excluding fair value adjustments to instruments not qualifying for hedge accounting) to average monthly net financial debt for the period;

•

Free Cash Flow represents cash generated (sum of operating cash flow before changes in working capital and principal payments on operating financial assets) net of the cash component of the following items: (i) changes in working capital for operations, (ii) operations involving equity (share capital movements, dividends paid and received), (iii) investments net of divestitures (including the change in receivables and other financial assets), (iv) net financial interest paid and (v) tax paid;

•

The term “net investment”, as presented in the Statement of change in net financial debt, includes industrial investments net of industrial asset disposals (purchases of intangible assets and property, plant and equipment net of disposals), financial investment net of financial disposals (purchases of financial assets net of disposals, including the net debt of companies entering or leaving the scope of consolidation), partial purchases net of partial sales resulting from transactions with non-controlling interests where there is no change in control, new operating financial assets and principal payments on operating financial assets. The net investment concept also takes into account issues of share capital subscribed by minority interests;

•

The Company considers growth investments, which generate additional cash flows, separately from maintenance-related investments, which reflect the replacement of equipment and installations used by the Company.

Condensed Interim Consolidated Financial Statements
for the half-year ended June 30, 2011

Contents

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

36

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

37

CONSOLIDATED INCOME STATEMENT

38

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

39

CONSOLIDATED CASH FLOW STATEMENT

40

STATEMENT OF CHANGES IN EQUITY

41

1. ACCOUNTING PRINCIPLES AND METHODS

44

Accounting standards framework

44

Translation of foreign subsidiaries’ financial statements

46

Segment reporting

47

2. USE OF MANAGEMENT ESTIMATES IN THE APPLICATION OF GROUP ACCOUNTING STANDARDS

48

3. SIGNIFICANT EVENTS AND MAIN ACQUISITIONS AND DISPOSALS

49

4. GOODWILL

55

5. CONCESSION INTANGIBLE ASSETS

56

6. OTHER INTANGIBLE ASSETS

56

7. PROPERTY, PLANT AND EQUIPMENT

57

8. CURRENT AND NON-CURRENT OPERATING FINANCIAL ASSETS

58

9. OTHER NON-CURRENT AND CURRENT FINANCIAL ASSETS

59

10. WORKING CAPITAL

59

11. CASH AND CASH EQUIVALENTS

60

Veolia Environnement Consolidated Interim Financial Statements for the half year ended June 30, 2011

12. EQUITY

60

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY

60

Share capital

60

Offset of treasury shares against equity

60

Share purchase and subscription options

60

Appropriation of net income and dividend distribution

61

Foreign exchange translation reserves

61

Fair value reserves

61

Actuarial gains or losses on pension obligations

61

NON-CONTROLLING INTERESTS

61

13. NON-CURRENT AND CURRENT PROVISIONS

62

14. NON-CURRENT AND CURRENT BORROWINGS

63

Breakdown of bonds

63

Breakdown of other borrowings

63

Information on early debt repayment clauses

63

15. REVENUE

64

16. OPERATING INCOME

64

17. NET FINANCE COSTS

66

18. OTHER FINANCIAL INCOME AND EXPENSES

66

19. INCOME TAX EXPENSE

67

20. ASSETS CLASSIFIED AS HELD FOR SALE, DISCONTINUED OPERATIONS AND DIVESTITURES

67

21. NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

69

22. DERIVATIVES

70

23. TAX AUDITS

71

24. OFF-BALANCE SHEET COMMITMENTS AND COLLATERAL

72

25. CONTINGENT ASSETS AND LIABILITIES

74

26. RELATED-PARTY TRANSACTIONS

76

27. REPORTING BY OPERATING SEGMENT

76

28. POST-BALANCE SHEET EVENTS

79

29. MAIN COMPANIES INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

79

Veolia Environnement Consolidated Interim Financial Statements for the half year ended June 30, 2011

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION - ASSETS (€ million)	Notes	As of June 30, 2011	As of December 31, 2010 (1)
Goodwill	4	6,383.0	6,840.2
Concession intangible assets	5	4,279.6	4,164.6
Other intangible assets	6	1,441.0	1,505.8
Property, plant and equipment	7	8,814.5	9,703.3
Investments in associates		331.2	311.7
Non-consolidated investments		126.6	130.7
Non-current operating financial assets	8	5,067.8	5,255.3
Non-current derivative instruments - Assets	22	455.6	621.1
Other non-current financial assets	9	836.1	773.1
Deferred tax assets		1,474.6	1,749.6
Non-current assets		29,210.0	31,055.4
Inventories and work-in-progress	10	1,192.6	1,130.6
Operating receivables	10	11,784.0	12,488.7
Current operating financial assets	8	359.2	373.3
Other current financial assets	9	143.9	132.3
Current derivative instruments - Assets	22	84.8	34.6
Cash and cash equivalents	11	6,037.2	5,406.8
Assets classified as held for sale	20	275.4	805.6
Current assets		19,877.1	20,371.9
Total assets		49,087.1	51,427.3
(1) Amounts as of December 31, 2010 corrected in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. See Note 1 to the financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Veolia Environnement Consolidated Interim Financial Statements for the half year ended June 30, 2011

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION – EQUITY AND LIABILITIES (€ million)	Notes	As of June 30, 2011	As of December 31, 2010 (1)
Share capital		2,598.2	2,495.6
Additional paid-in capital		9,796.2	9,514.9
Reserves and retained earnings attributable to owners of the Company		(4,977.7)	(4,134.6)
Total equity attributable to owners of the Company	12	7,416.7	7,875.9
Total equity attributable to non-controlling interests		2,845.7	2,928.5
Equity	12	10,262.4	10,804.4
Non-current provisions	13	2,216.0	2,313.9
Non-current borrowings	14	16,767.4	17,896.1
Non-current derivative instruments – Liabilities	22	159.7	195.1
Deferred tax liabilities		2,011.6	2,101.4
Non-current liabilities		21,154.7	22,506.5
Operating payables	10	12,470.9	13,773.9
Current provisions	13	645.9	689.9
Current borrowings	14	3,909.7	2,827.1
Current derivative instruments – Liabilities	22	33.9	51.7
Bank overdrafts and other cash position items	11	463.9	387.0
Liabilities directly associated with assets classified as held for sale	20	145.7	386.8
Current liabilities		17,670.0	18,116.4
Total equity and liabilities		49,087.1	51,427.3
(1) Amounts as of December 31, 2010 corrected in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. See Note 1 to the financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Veolia Environnement Consolidated Interim Financial Statements for the half year ended June 30, 2011

CONSOLIDATED INCOME STATEMENT

(€ million)	Notes	Half-year ended June 30, 2011	Half-year ended June 30, 2010 (1)
Revenue	15	16,286.7	14,106.5
o/w revenue from operating financial assets		184.6	170.0
Cost of sales		(14,046.8)	(11,326.4)
Selling costs		(303.1)	(299.0)
General and administrative expenses		(1,688.7)	(1,529.4)
Other operating revenue and expenses		4.1	149.0
Operating income	16	252.2	1,100.7
Finance costs	17	(435.6)	(439.3)
Income from cash and cash equivalents	17	59.8	51.8
Other financial income and expenses	18	(43.3)	(32.6)
Income tax expense	19	(304.4)	(182.7)
Share of net income of associates		6.2	7.3
Net income/(loss) from continuing operations		(465.1)	505.2
Net income from discontinued operations	20	433.7	40.3
Net income/(loss) for the period		-31.4	545.5
Non-controlling interests	21	35.8	171.3
Attributable to owners of the Company		(67.2)	374.2

(in euros)
Net income/(loss) attributable to owners of the Company per share(2)
Diluted		(0.14)	0.78
Basic		(0.14)	0.78
Net income/(loss) from continuing operations attributable to owners of the Company per share (2)
Diluted		(1.05)	0.67
Basic		(1.05)	0.67
Net income from discontinued operations attributable to owners of the Company per share (2)
Diluted		0.91	0.11
Basic		0.91	0.11

The accompanying notes are an integral part of these consolidated financial statements.

(1)

In accordance with IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, the income statements of:

- the Transportation division, as a whole,

- the Water activities in the Netherlands divested in December 2010 and the Environmental Services activities in Norway divested in March 2011,

- the German operations in the Energy Services division, partially divested in May 2011,

are presented in a separate line “Net income from discontinued operations” as of June 30, 2010 for comparison purposes (see Notes 3 and 20).

Furthermore, Renewable Energy activities, whose divestment was interrupted at the end of 2010, are no longer presented in net income from discontinued operations.

(2)

Pursuant to IAS 33, the weighted average number of shares outstanding taken into account for the calculation of 2010 net income per share was adjusted following the distribution of a scrip dividend in June 2011. The adjusted basic number of earning per share is therefore 480.1 million and the diluted one 480.2 million as of June 30, 2010. As of June 30, 2011 the weighted average number of shares is 487.0 million (diluted and basic).

Veolia Environnement Consolidated Interim Financial Statements for the half year ended June 30, 2011

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(€ million)	Half-year ended June 30, 2011 (1)	Half-year ended June 30, 2010 (1)

Net income for the period	(31.4)	545.5

Actuarial gains or losses on pension obligations	62.4	(65.6)
Related income tax expense	(15.3)	18.2
Amount net of tax	47.1	(47.4)

Fair value adjustments on available-for-sale assets	(1.7)	(10.6)
Related income tax expense	0.2	0.2
Amount net of tax	(1.5)	(10.4)

Fair value adjustments on cash flow hedge derivatives	16.2	(23.9)
Related income tax expense	(5.8)	4.9
Amount net of tax	10.4	(19.0)

Foreign exchange gains and losses:
- on the translation of the financial statements of subsidiaries drawn up in a foreign currency	(320.1)	825.8
Amount net of tax	(320.1)	825.8
- on the net financing of foreign operations	104.5	(255.0)
- related income tax expense	(39.3)	88.6
Amount net of tax	65.2	(166.4)

Other comprehensive income	(198.9)	582.6
Total comprehensive income for the period	(230.3)	1,128.1
- Attributable to owners of the Company	(248.0)	861.6
- Attributable to non-controlling interests	17.7	266.5
(1) Other comprehensive income attributable to discontinued operations as defined in IFRS 5 regarding the Transportation division is described in Note 3.

The accompanying notes are an integral part of these consolidated financial statements.

Veolia Environnement Consolidated Interim Financial Statements for the half year ended June 30, 2011

CONSOLIDATED CASH FLOW STATEMENT

(€ million)	Notes	Half-year ended June 30, 2011 (1)	Half-year ended June 30, 2010 (1)
Net income/(loss) for the period attributable to owners of the Company		(67.2)	374.2
Net income/(loss) for the period attributable to non-controlling interests	21	35.8	171.3
Operating depreciation, amortization, provisions and impairment losses		1,556.5	929.9
Financial amortization and impairment losses		10.5	9.7
Gains/(losses) on disposal and dilution		(532.1)	(232.2)
Share of net income of associates		(6.2)	(7.4)
Dividends received	18	(3.0)	(4.2)
Finance costs and finance income	17	381.9	409.2
Income tax expense	19	307.3	197.4
Other items		48.2	29.6
Operating cash flow before changes in working capital		1,731.7	1,877.5
Changes in working capital	10	(657.6)	(381.6)
Income taxes paid		(210.1)	(197.0)
Net cash from operating activities		864.0	1,298.9
Industrial investments	27	(914.7)	(844.9)
Proceeds on disposal of intangible assets and property plant and equipment		80.3	71.6
Purchases of investments		(44.7)	(316.8)
Proceeds on disposal of financial assets		956.6	458.0
Operating financial assets:			-
New operating financial assets		(170.1)	(158.4)
Principal payments on operating financial assets		219.3	214.3
Dividends received	18	8.6	7.8
New non-current loans granted		(70.0)	(26.7)
Principal payments on non-current loans		10.8	38.2
Net decrease/(increase) in current loans		(13.2)	(38.1)
Net cash from/(used in) investing activities		62.9	(595.0)
Net increase/decrease in current borrowings	14	(129.9)	(648.6)
New non-current borrowings and other debts	14	618.9	334.3
Principal payments on non-current borrowings and other debts	14	(29.1)	(55.5)
Proceeds on issue of shares		38.8	108.4
Share capital reduction			-
Transactions with non-controlling interests: partial purchases and sales		(1.4)	90.3
Purchases of/proceeds from treasury shares		2.2	-
Dividends paid		(388.6)	(709.4)
Interest paid		(469.7)	(507.4)
Net cash from/(used in) financing activities		(358.8)	(1,387.9)
Net cash at the beginning of the year		5,019.8	5,159.5
Effect of foreign exchange rate changes and other		(14.6)	126.4
Net cash at the end of the period		5,573.3	4,601.9
Cash and cash equivalents	11	6,037.2	5,058.0
Bank overdrafts and other cash position items	11	463.9	456.1
Net cash at the end of the period		5,573.3	4,601.9

(1)

Net cash flows attributable to discontinued operations as defined in IFRS 5 contributed -€98.8 million and €81.1 million to net cash from operating activities, €99.0 million and -€54.9 million to net cash from investing activities and €150.1 million and -€32.9 million to net cash from financing activities in the half-years ended June 30, 2011 and June 30, 2010, respectively.

Discontinued operations are presented in Note 20.

The accompanying notes are an integral part of these consolidated financial statements.

Veolia Environnement Consolidated Interim Financial Statements for the half year ended June 30, 2011

STATEMENT OF CHANGES IN EQUITY

(€ million)	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Consolidated reserves and retained earnings	Foreign exchange translation reserves	Fair value reserves	Equity attributable to owners of the Company	Non-controlling interests	Total equity
As of January 1, 2010 (1)	493,630,374	2,468.2	9,433.2	(452.6)	(3,663.5)	(344.4)	(43.5)	7,397.4	2,670.1	10,067.5
Issues of share capital of the parent company	3,790,798	18.9	61.3	-		-	-	80.2	-	80.2
Elimination of treasury shares		-	-	-		-	-	-	-	-
Share purchase and subscription options					2.4			2.4		2.4
Third party share in share capital increases of subsidiaries									109.4	109.4
Changes in consolidation scope					54.3			54.3	36.2	90.5
Dividend distribution by the parent company					(579.5)			(579.5)		(579.5)
Third party share in dividend distributions of subsidiaries									(207.9)	(207.9)
Foreign exchange translation						729.1		729.1	96.7	825.8
Foreign investments						(173.2)		(173.2)	(0.2)	(173.4)
Actuarial gains or losses on pension obligations					(43.1)			(43.1)	(4.3)	(47.4)
Fair value adjustments on cash flow hedge derivatives						7.0	(22.1)	(15.1)	3.1	(12.0)
Fair value adjustments on available-for- sale assets							(10.3)	(10.3)	(0.1)	(10.4)
Total other comprehensive income					(43.1)	562.9	(32.4)	487.4	95.2	582.6
Net income for the period					374.2			374.2	171.3	545.5
Other changes					(1.0)			(1.0)	(14.0)	(15.0)
As of June 30, 2010	497,421,172	2,487.1	9,494.5	(452.6)	(3,856.2)	218.5	(75.9)	7,815.4	2,860.3	10,675.7
(1) Amounts as of January 1, 2010 corrected in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. See Note 1 to the financial statements.

Veolia Environnement Consolidated Interim Financial Statements for the half year ended June 30, 2011

(€ million)	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Consolidated reserves and retained earnings	Foreign exchange translation reserves	Fair value reserves	Equity attributable to owners of the Company	Non-controlling interests	Total equity
As of December 31, 2010 (1)	499,126,367	2,495.6	9,514.9	(444.7)	(3,679.5)	23.8	(34.2)	7,875.9	2,928.5	10,804.4
Issues of share capital of the parent company	20,462,396	102.3	280.4					382.7		382.7
Dividend distribution by the parent company					(586.8)			(586.8)		(586.8)
Elimination of treasury shares				2.2				2.2		2.2
Share-based payment	64,197	0.3	0.9		1.5			2.7		2.7
Third party share in share capital increases of subsidiaries								-	1.3	1.3
Third party share in dividend distributions of subsidiaries								-	(185.7)	(185.7)
Transactions with non-controlling interests					(15.0)			(15.0)	74.7	59.7
TOTAL TRANSACTIONS WITH NON-CONTROLLING INTERESTS	20,526,593	102.6	281.3	2.2	(600.3)	-	-	(214.2)	(109.7)	(323.9)
Total other comprehensive income					44.0	(235.5)	10.7	(180.8)	(18.1)	(198.9)
Net income for the period					(67.2)			(67.2)	35.8	(31.4)
COMPREHENSIVE INCOME FOR THE PERIOD					(23.2)	(235.5)	10.7	(248.0)	17.7	(230.3)
Other changes					3.0			3.0	9.2	12.2
As of June 30, 2011	519,652,960	2,598.2	9,796.2	(442.5)	(4,300.0)	(211.7)	(23.5)	7,416.7	2,845.7	10,262.4
(1) Amounts as of December 31, 2010 corrected in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. See Note 1 to the financial statements.

Veolia Environnement Consolidated Interim Financial Statements for the half year ended June 30, 2011

The dividend distribution per share was €1.21 in 2011 and 2010. In 2011 and 2010, a portion of the dividend was paid in shares.

Total dividends paid recorded in the Consolidated Cash Flow Statements for the half-years ended June 30, 2011 and June 30, 2010 of €389 million and €709 million respectively, include:

(€ million)	Half-year ended June 30, 2011	Half-year ended June 30, 2010
Parent company dividend distribution	(587)	(580)
Third party share in dividend distributions of subsidiaries	(186)	(208)
Scrip dividend (1)	384	79
Total dividends paid	(389)	(709)

 (1) The lines “Proceeds on issue of shares” and “Dividends paid” in the Consolidated Cash Flow Statement are presented net of scrip dividends as such distributions do not generate cash flows.

Veolia Environnement Consolidated Interim Financial Statements for the half year ended June 30, 2011

1. ACCOUNTING PRINCIPLES AND METHODS

The Group’s condensed interim consolidated financial statements for the half-year ended June 30, 2011 were prepared under the responsibility of the Board of Directors, which met on August 3, 2011.

Accounting standards framework

Basis underlying the preparation of the financial information

Pursuant to Regulation no.1606/2002 of July 19, 2002, as amended by European Regulation 297/2008 of March 11, 2008, the condensed interim consolidated financial statements of the Veolia Environnement Group (the “Group”) for the half-year ended June 30, 2011 were prepared in accordance with IAS 34, Interim financial reporting. As they are condensed financial statements, they do not include all the disclosures required under IFRS and must be read in conjunction with the Group financial statements for the year ended December 31, 2010.

The accounting principles used for the preparation of the condensed interim consolidated financial statements are in accordance with the IFRS standards and interpretations published by the IASB and IFRIC as of June 30, 2011 and adopted by the European Union. These standards and interpretations may be consulted at the following European Union website: http://ec.europa.eu/internal_market/accounting/ias/index_fr.htm.

These half-year financial statements have been drawn up in accordance with the principles used for the preparation of the 2010 consolidated financial statements, except for the items presented below and the specificities required by IAS 34.

New standards and interpretations

The accounting policies and methods are presented in detail in Note 1 to the Consolidated financial statements for the year ended December 31, 2010.

Texts applied for the first time by the Group as of January 1, 2011

The Group did not identify any material impacts arising from the implementation of the following standard and interpretation amendments:

•

Amendments arising from 2008-2010 annual improvements (excluding amendments to IFRS 3 and IAS 27 adopted in 2010)

•

Amendments to IAS 32, Financial Instruments: presentation: Classification of rights issues

•

Amendment to IFRIC 14, IAS 19 — The limit on a defined benefit asset, minimum funding requirements and their interaction

Regarding the implementation of IAS 24 revised Related Party Disclosures and IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments, the Group did not identify any impact on the published consolidated financial statements for the half-year ended June 30, 2011.

Veolia Environnement Consolidated Interim Financial Statements for the half year ended June 30, 2011

Texts which enter into mandatory effect after June 30, 2011 and which have not been adopted early

Standards and amendments published as of June 30, 2011 and which the Group has not elected to adopt early, are presented below. Certain of these texts are in the process of being adopted by the European Union:

•

Amendment to IAS 19 which proposes eliminating the possibility of deferring the recognition of actuarial gains and losses (the corridor approach)

•

Amendment to IAS 1 regarding the presentation of other comprehensive income

•

Amendments to IFRS 7, Financial Instruments: Disclosures: Transfers of financial assets

•

Amendments to IAS 12, Income Taxes: Deferred tax: recovery of underlying assets

•

IFRS 9, Financial Instruments: classification and measurement of financial assets and liabilities

•

IFRS 10, Consolidated financial statements

•

IFRS 11, Joint arrangements

•

IFRS 12, Disclosure of interests in other entities

•

IFRS 13, Fair value measurement

•

Amendment to IAS 27, Separate financial statements

•

Amendment to IAS 28, Investments in associates

The Group is assessing the potential impacts of the first-time adoption of the new standards and amendments.

Concerning IFRS 11, it requires companies to account for interests in most jointly controlled companies under the equity method, eliminating the option to use proportional consolidation that was previously available under IAS 31. The Group currently uses proportional consolidation to account for its interests in number of companies, including Dalkia International and Veolia Transdev. This new standard will be effective for annual periods starting on or after January 1, 2013, subject to adoption by the European Union. It is currently too early to determine the precise impact that IFRS 11 will have on the Group consolidated financial statements.

Accounting Changes

In the second quarter of 2011, the Group discovered an incidence of accounting fraud in the United States at the Marine Services unit, which is part of the Environmental Services division. Marine Services is an industrial services business, and a subsidiary of Veolia Environmental Services North America. It operates a fleet of boats and provides services to offshore petroleum installations, primarily in the Gulf of Mexico.

Following an investigation that was completed in July 2011, the Group determined that certain expenditures had been recorded as inventory, non-current assets or prepaid expenses, rather than charges in the income statement. As a result, operating income in the Group’s consolidated financial statements for the years 2007 to 2010 was overstated by a total of approximately €52 million (excluding exchange rate impacts) for the four years combined. The amount involved was less than 1% of operating income for each of the affected years.

In light of these irregularities, the Company reviewed the profit forecasts for Marine Services that it used to record deferred tax assets with respect to the U.S. tax group during the affected years. The Company determined that its forecasts probably would have been different had the irregularities not existed. Deferred tax assets are determined on the basis of estimates of future taxable income. In the context of the identified irregularities, the Company estimates that the amount of deferred tax assets for the four affected years combined would have been approximately €33 million lower (excluding exchange rate impacts) if the operating income of Marine Services had been properly recorded.

The impact of these accounting irregularities was not material in the context of the Group’s consolidated financial statements for the affected financial years, but would be material when taken on a cumulative basis and compared to 2011 figures. In accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”, the Group will correct comparative figures for each of the affected financial years in its 2011 financial statements.

Veolia Environnement Consolidated Interim Financial Statements for the half year ended June 30, 2011

The corrections to the income statement for each of the years affected by these irregularities are as follows, in millions of euros:

	Revenue	Operating Income	Tax Impact	Exchange Rate Impact	Total Correction

2007	0	(6)	(19)	(1)	(26)
2008	0	(6)	(7)	(3)	(16)
2009	(3)	(18)	(7)	(1)	(26)
2010	1	(22)	0	0	(22)
TOTAL	(2)	(52)	(33)	(5)	(90)

The income statement for the first half of 2011 is not affected by this matter. In addition, the comparative income statement information for the first half of 2010 was not corrected, as the 2010 irregularities were recorded primarily in the second half of the year. The consolidated balance sheet data as at December 31, 2010 which is presented in comparison to data as at June 30, 2011 was corrected as follows:

•

€3.3 million decrease in non-current assets,

•

€35.9 million decrease in deferred tax assets,

•

€30.2 million decrease in inventory and work-in-progress,

•

€14.6 million decrease in trade receivables,

•

€84.0 million decrease in total assets,

•

€90.3 million decrease in equity attributable to owners of the parent,

•

€6.3 million increase in trade payables,

•

€84.0 million decrease in total liabilities and owners’ equity.

The Company has initiated the sale of the Marine Services activity, whose assets and liabilities have been re-classified as assets and liabilities held for sale as of June 30, 2011.

Seasonality of Group activity

Climatic conditions combined with the seasonality of the Group’s activities may impact the Company’s results. Some of the Company’s activities are subject to seasonal changes. Dalkia generates most of its operating income in the first and fourth quarters corresponding to heating periods in Europe. In the Water sector, water consumption for domestic use and wastewater treatment is more significant between May and September in the Northern hemisphere, where Veolia Water conducts most of its business. Finally, in the Transportation Division, SNCM conducts most of its business during the summer.

Translation of foreign subsidiaries’ financial statements

The exchange rates of the major currencies of non-euro countries used in the preparation of the interim consolidated financial statements were as follows:

Period-end exchange rate (one foreign currency unit = €xx)	As of June 30, 2011	As of June 30, 2010	As of December 31, 2010
U.S. Dollar	0.6919	0.8149	0.7484
Pound Sterling	1.1080	1.2233	1.1618
Czech Crown	0.0411	0.0389	0.0399

Average exchange rate (one foreign currency unit = €xx)	Average exchange rate for the half-year ended June 30, 2011	Average exchange rate for the half-year ended June 30, 2010	2010 average annual exchange rate
U.S. Dollar	0.7127	0.7528	0.7537
Pound Sterling	1.1520	1.1494	1.1652
Czech Crown	0.0411	0.0389	0.0395

Veolia Environnement Consolidated Interim Financial Statements for the half year ended June 30, 2011

Segment reporting

Since January 1, 2009, the Group has identified and presented segment reporting in accordance with IFRS 8, Operating segments.

The information presented for each operating segment is identical to that presented to the Group’s Chief Operating Decision Maker (Chairman and Chief Executive Officer) for decision making purposes. This information is based on the internal organization of the Group’s activities and corresponds to the Group’s four business segments, that is, Water, Environmental Services, Energy Services and Transportation.

The Chief Operating Decision Maker receives summary information by division, which he uses to measure the performance of each business.

Budget objectives set for each division head comprise objectives based on revenue, operating net income, investment and other key ratios. These objectives are set for each division as a whole.

The variable compensation of Executive Committee members is based on the performance of the Group or of each Division including, in particular, adjusted operating cash flow, through free cash flow indicator. A reconciliation between adjusted operating cash flow and operating income is shown note 27.

Financial information by operating segment is prepared in accordance with the same rules used to prepare the Consolidated Financial Statements.

Veolia Environnement Consolidated Interim Financial Statements for the half year ended June 30, 2011

2. USE OF MANAGEMENT ESTIMATES IN THE APPLICATION OF GROUP ACCOUNTING STANDARDS

The preparation of the condensed interim consolidated financial statements may require Veolia Environnement to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. Future results may differ significantly from these estimates.

Underlying estimates and assumptions are determined based on past experience and other factors considered reasonable given the circumstances. They act as a basis for making judgments necessary to the determination of the carrying amount of assets and liabilities, which cannot be obtained directly from other sources. Actual values could differ from these estimates.

Underlying estimates and assumptions are reviewed on an ongoing basis. The impact of changes in accounting estimates is recognized in the period the change is made if it affects this period only and in the period the change is made and prior periods if they are also affected by the change.

Impairment tests are carried out on cash-generating units identified as at risk as of December 31, 2010 or presenting an indication of loss in value over the period. Group management performed tests based on best forecasts of discounted future cash flows of the activities of the cash-generating units concerned. Note 16 presents the impairment losses recognized in the accounts as of June 30, 2011.

Note 19 concerns the Group’s income tax expense. The income tax expense for the period is calculated by applying the estimated effective annual tax rate to the pre-tax income of the period, adjusted for any one-off items.

All these estimates are based on organized procedures for the collection of forecast information on future flows, validated by operating management, and on expected market data based on external indicators and used in accordance with consistent and documented methodologies.

At the June 2011 period-end, the rates were reviewed taking account of current conditions and using the following procedures:

•

Application of IAS 36, Impairment of assets: in accordance with Group practice, the discount rates used correspond to the weighted average cost of capital, calculated annually at the end of the first half-year.

•

Application of IAS 37, Provisions, Contingent Liabilities and Contingent Assets: the discount rates used consist of a risk-free interest rate and a risk premium specific to the underlying assets and liabilities.

•

Application of IAS 19, Employee benefits: commitments are measured using a range of market indices, in particular the Iboxx index.

Veolia Environnement Consolidated Interim Financial Statements for the half year ended June 30, 2011

3. SIGNIFICANT EVENTS AND MAIN ACQUISITIONS AND DISPOSALS

General context

The first half of 2011 was marked by contrasting economic environments across geographical areas, with:

•

significant exchange rate fluctuations;

•

a further substantial increase in raw material prices;

•

the stabilization or even improvement, depending on the region, in the economic environment in Western Europe, Central Europe, the United States and Asia, resulting in a progressive improvement in volumes in the Environmental Services Division and in Construction business orders in the Water Division;

•

an economic and financial position that remains difficult for certain industry and public sector players weighing on the completion of certain growth projects and the solvency of some customers or their settlement period;

•

a difficult economic and financial position in Southern Europe;

•

an unstable political environment in certain North African countries.

In the light of this context and particularly the last two events, the Group recognized impairment losses and provisions in operating income in the total amount of €723.6 million, including €505.4 million in respect of Southern Europe and particularly Italy, €58.5 million in respect of North Africa and €151.9 million in respect of the United States.

More detailed information on impairment losses recognized on goodwill and non-current assets as of June 30, 2011 is presented in Note 16.

Refinancing of the main credit facility

Veolia Environnement signed two syndicated credit facilities on April 7, 2011: a 5-year €2.5 billion multi-currency credit facility and a 3-year €500 million credit facility available for drawdown in Polish zloty, Czech crown and Hungarian forint. Both facilities include two one-year extension options. These facilities refinance in advance the €4 billion multi-currency syndicated credit facility held by Veolia Environnement as of December 31, 2010.

Payment of the dividend

In accordance with the decision of the Annual General Meeting of Shareholders of May 17, 2011, the Group offered its shareholders a share or cash option with respect to the dividend payment. The share payment option was widely taken-up, resulting in the creation of 20,462,396 shares representing around 3.94% of share capital and 4.05% of voting rights.

Accordingly, the dividend payment in cash totaled €203 million and was paid on June 17, 2011.

Creation of the Veolia Transdev joint venture

On May 4, 2010, the Caisse des dépôts et consignations and Veolia Environnement concluded their agreement on the Transdev-Veolia Transport combination by the creation of a 50/50 joint venture combining Transdev and Veolia Transport.

As part of this transaction, the companies Veolia Transport and Transdev were transferred respectively by their shareholders to the newly created joint venture, Veolia Transdev. Prior to completing the transaction, Caisse des dépôts et consignations subscribed to a €200 million share capital increase by Transdev.

Following completion of the combination, Veolia Environnement became the industrial operator of the new entity and Caisse des dépôts et consignations a long-term strategic partner.

The effective transaction completion date is March 3, 2011:

-

following authorization of the combination by the relevant anti-monopoly authorities and approval by the French Ministry of the Economy of the privatization of Transdev.

-

following the final amendments to the shareholders’ agreement in order to simplify measures regarding the governance of the new entity.

Veolia Environnement Consolidated Interim Financial Statements for the half year ended June 30, 2011

Following the changes in the shareholders’ agreement, the new entity has a single Chief Executive, Mr. Jérôme Gallot, with full operational responsibilities. Veolia Environnement and the Caisse des dépôts et consignations exercise joint control over the new entity.

From this date and pursuant to IAS/IFRS, Veolia Environnement lost exclusive control of Veolia Transport in exchange for a 50% investment in the Veolia Transdev joint venture, which is proportionately consolidated.

The main accounting impacts of the combination break down as follows:

•

Until March 3, 2011

-

The net income and expenses of Veolia Transport were recorded in a separate income statement line, Net income from discontinued operations. Figures for the first half of 2010 were also restated retrospectively on the same line.

-

the related cash flows remain present in each cash flow statement heading. Their impact is disclosed in a footnote to the Consolidated cash flow statement for the two periods 2011 and 2010, with cash flows from discontinued operations.

•

As from March 3, 2011

From this date, the Group lost control of Veolia Transport in exchange for a 50% investment in the Veolia Transdev joint venture, regrouping the activities of Veolia Transport and Transdev into one entity by their respective shareholders. In the Group financial statements, this combination resulted in:

-

the derecognition of all Veolia Transport assets and liabilities as of March 3, 2011;

-

the recognition of a disposal gain of €429.8 million comprising:

•

the Veolia Transport disposal gain of €391.5 million;

•

items recorded directly in other comprehensive income of €38.3 million (mainly foreign exchange translation gain of €34.2 million).

-

the reevaluation at fair value of the assets and liabilities held in the Veolia Transdev joint venture, in the provisional amount of €36.5 million (Group’s 50% investment);

The figures relating to these various accounting impacts are presented below:

•

Net income/(loss) from discontinued operations

(€ million)	Half-year ended June 30, 2011		Half-year ended June 30, 2010
Revenue	953.4		2,878.1
Operating income/(loss)	(39.2)		22.6
Financial items	(8.3)		(13.3)
Income tax expense	(2.3)		(1.8)
Share of net income of associates	0.2		0.1
Net income/(loss) from discontinued operations	(49.6)	(1)	7.6
Disposal gain on share of Veolia Transport	429.8		-
Tax impacts on disposal	-		-
Disposal gain after tax	429.8

Net income/(loss) from discontinued operations	380.2		7.6
(1) Corresponds to the net income and expenses of Veolia Transport from January 1 to March 3, 2011.

Veolia Environnement Consolidated Interim Financial Statements for the half year ended June 30, 2011

•

Disposal gain

(€ million)	June 30, 2011

Net fair value of share of Veolia Transport	691.0

Net carrying amount of Veolia Transport	299.5

Disposal gain	391.5

Impact of reclassification of items from comprehensive income to net income (1)	38.3

Disposal gain before tax	429.8
(1) mainly foreign exchange translation gains of €34.2 million

•

Other comprehensive income from discontinued operations

(€ million)		Half-year ended June 30, 2011 (1)	Half-year ended June 30, 2010

Actuarial gains or losses on pension obligations	Amount net of Tax	(0.4)	(4.0)

Fair value adjustments	Amount net of Tax	4.8	2.8

Foreign exchange gains and losses	Amount net of Tax	(8.6)	25.0

Other comprehensive income		(4.2)	23.8
- Attributable to owners of the Company		(5.1)	19.5
- Attributable to non-controlling interests		0.9	4.3
(1) Corresponds to other comprehensive income amounts from January 1 to March 3, 2011

Other comprehensive income released to net profit consists of the foreign exchange translation reserve and the fair value reserve, net of tax, attributable to owners of the Company.

•

Cash flow from discontinued operations

(€ million)	Half-year ended June 30, 2011 (1)	Half-year ended June 30, 2010

Cash flow from/(used in) operating activities	(93.1)	47.9

Cash flow used in investing activities	(49.6)	(149.3)

Cash flow used in financing activities	(11.2)	(15.8)

Net increase/(decrease) in cash and cash equivalents	(153.9)	(117.2)
(1) Cash flows to March 3, 2011, date of disposal

Veolia Environnement Consolidated Interim Financial Statements for the half year ended June 30, 2011

•

Recognition at fair value of the 50% investment in the Veolia Transdev joint venture

The Group interim financial statements for the half-year ended June 30, 2011 show a preliminary allocation of the fair value of the Group’s 50% investment in the Veolia Transdev joint venture:

(€ million)	Carrying amount of assets and liabilities contributed by VT at 100%	Carrying amount of assets and liabilities contributed by TD at 100%	Carrying amount of assets and liabilities contributed by the two joint shareholders at 100%	Provisional fair value adjustments at 100%	Joint venture provisional fair value of net assets at 100%

Goodwill	529.6	426.7	956.3	(956.3)	0.0
Concession intangible assets	14.3	0.0	14.3		14.3
Other intangible assets	125.0	96.1	221.1	127.7	348.8
- o/w contracts and contract portfolios			73.6	72.9	146.5
- o/w brands			64.9	39.7	104.6

Property, plant and equipment	1,607.6	767.8	2,375.4	(6.9)	2,368.5
- o/w travelling systems			1,834.2	(52.8)	1,781.4
- o/w real estate			260.6	57.1	317.7

Other non-current assets	380.4	119.6	500.0	(3.0)	497.0

TOTAL NON-CURRENT ASSETS	2,656.9	1,410.2	4,067.1	(838.5)	3,228.6

Inventories and work-in-progress	96.8	21.8	118.6		118.6
Operating receivables	1,156.7	456.7	1,613.4	(9.9)	1,603.5
Other current assets	55.6	10.6	66.2		66.2
Cash and cash equivalents	293.7	310.7	604.4		604.4
Assets classified as held for sale	18.2	19.5	37.7		37.7

TOTAL CURRENT ASSETS	1,621.0	819.3	2,440.3	(9.9)	2,430.4

Non-current provisions	258.9	68.5	327.4	(57.6)	269.8
Non-current borrowings	166.7	310.5	477.2		477.2
Other non-current liabilities	259.4	73.8	333.2	82.0	415.2

TOTAL NON-CURRENT LIABILITIES	685.0	452.8	1,137.8	24.4	1,162.2

Current borrowings	1,692.6	486.1	2,178.7		2,178.7
Operating payables	1,366.9	620.6	1,987.5	1.8	1,989.3
Current provisions	94.4	33.0	127.4	8.7	136.1
Other current liabilities	0.4	0.2	0.6		0.6
Liabilities directly associated with assets classified as held for sale	29.0	0.7	29.7		29.7

TOTAL CURRENT LIABILITIES	3,183.3	1,140.6	4,323.9	10.5	4,334.4

TOTAL NET ASSETS	409.6	636.1	1,045.7	(883.3)	162.4

TOTAL NET ASSETS - Group share	290.6	574.1	864.7	(885.6)	(20.9)

GOODWILL					1,402.9

CONSIDERATION TRANSFERRED (ACQUISITION PRICE)					1,382.0

Veolia Environnement Consolidated Interim Financial Statements for the half year ended June 30, 2011

Brief description of the main impacts

Contracts and contract portfolios are measured using the excess earnings method and amortized over their residual terms.

In the absence of an active market and comparable transactions, brands were measured using the relief from royalty method, based on an assessment of the royalties that the joint venture would pay if it did not own its brands.

Real-estate sites are measured at market value, by estimating the price that an independent buyer would be prepared to pay for these sites if continuing the same type of business.

Travelling systems are measured at fair value based on external valuations where available, or on estimates based on comparable transactions, after taking account of the specific nature of the equipment and its obsolescence.

In addition, the Group assumed pension and post-employment benefit commitments in the Netherlands. The multi-employer defined benefit pension plan (SPOV) is based on a percentage of the salary conferring pension entitlement and seniority.

Initial figures concerning this plan as of June 30, 2011 are as follows (Group share):

- Benefit obligation:	€946 million
- Plan assets:	€1,002 million
- Funding surplus:	€56 million

The estimated plan term is 15 years.

Plan assets mainly consist of bonds (approximately 50%) and shares (nearly 35%).

The provisional goodwill determined above corresponds to the amount not allocated to identifiable assets and mainly includes the value of the synergies expected from the creation of the joint venture.

Transaction costs totaled €13 million (Group share) and are recorded in income statements.

The Veolia Transdev joint venture contributed €1,316.9 million to Group revenue in the first half of 2011. Had Veolia Transdev been formed as of January 1, 2011, it would have contributed €1,969.5 million to Group revenue in the first half of 2011. To recap, Veolia Transport revenue totaled €2,878.1 million in the first half of 2010 (including revenue from activities in the United Kingdom).

•

Impacts on the main Consolidated statement of financial position headings

The impacts as of March 3, 2011 are as follows:

(€ million)	Veolia Transport at 100%	Derecognition of Veolia Transport at 100%	Re-acquisition of 50% of Veolia Transport	Acquisition of 50% of Transdev	Provisional fair value adjustments	Veolia Transdev at 50%

Assets
Goodwill	529.6	(529.6)	264.8	213.4	223.3	701.5
Non-current assets	2,127.3	(2,127.3)	1,063.6	491.8	58.9	1,614.3
Current assets	1,327.3	(1,327.3)	663.7	254.3	(5.0)	913.0
Cash and cash equivalents	293.7	(293.7)	146.9	155.3		302.2
Total	4,277.9	(4,277.9)	2,139.0	1,114.8	277.2	3,531.0

Liabilities
Equity attributable to owners of the Company	290.6	(290.6)	145.3	287.2	258.5	691.0
Equity attributable to non-controlling interest	119.0	(119.0)	59.5	30.9	1.2	91.6
Non-current financial liabilities	166.7	(166.7)	83.4	155.3		238.7
Other non-current liabilities	518.3	(518.3)	259.2	71.1	12.2	342.5
Current financial liabilities	1,692.6	(1,692.6)	846.4	243.0		1,089.4
Other current liabilities	1,490.7	(1,490.7)	745.2	327.3	5.3	1,077.8
Total	4,277.9	(4,277.9)	2,139.0	1,114.8	277.2	3,531.0

Veolia Environnement Consolidated Interim Financial Statements for the half year ended June 30, 2011

•

Impact on Group debt and cash and cash equivalents

The Veolia Transdev combination reduced Group debt by €539.9 million in the first quarter of 2011, primarily due to the refinancing of the new entity by both Veolia Environnement and the Caisse des Dépôts. The loans granted by Veolia Environnement and Caisse des dépôts et consignations were granted jointly to Veolia Transdev. Furthermore, the cash and cash equivalents of Veolia Transdev and its subsidiaries are pooled and managed by Veolia Environnement.

Divestitures

•

On February 14, 2011, the Group signed an agreement for the disposal of its sorting-recycling activities in Norway. The divestiture was completed on March 25, 2011.

•

On May 3, 2011, the majority of Energy Services Division activities in Germany were sold for an enterprise value of €27 million (Group share).

•

On May 5, 2011, the Group sold its transportation activities in Norway for an enterprise value of €36 million (Group share).

These transactions are recorded in discontinued operations.

•

On May 23, 2011, the Group sold 5% of Dalkia Ceska Republica to J&T Group for an enterprise value of €32 million.

•

On June 29, 2011, the EBRD and IFC acquired a 5% interest each in the Baltic-Russian activities of the Energy Services Division in the amount of €38 million.

Veolia Environnement Consolidated Interim Financial Statements for the half year ended June 30, 2011

4. GOODWILL

Goodwill breaks down as follows:

(€ million)	As of June 30, 2011	As of December 31, 2010
Gross	7,332.5	7,362.8
Impairment losses	(949.5)	(522.6)
Net carrying amount	6,383.0	6,840.2

Movements in the net carrying amount of goodwill by Segment during the first six months of 2011 are as follows:

(€ million)	As of June 30, 2011	As of December 31, 2010
Water	2,320.6	2,408.0
Environmental Services	2,552.8	2,691.2
Energy Services	801.9	1,161.6
Transportation	677.9	549.0
Of which Veolia Transdev	677.9	-
Of which Veolia Transport		549.0
Other	29.8	30.4
Goodwill	6,383.0	6,840.2

For the Transportation Division, the allocation of goodwill to cash-generating units is provisional as of June 30, 2011 considering the work in progress with regard to the creation of the Veolia Transdev joint venture, described in Note 3.

No material amendments were made to the opening financial positions of the main 2010 acquisitions, not yet definitive as of December 31, 2010. The 12-month periods commencing the acquisition dates during which the Group can finalize the accounting recognition of the business combinations, pursuant to IFRS 3, had not all expired as of June 30, 2011.

The €457.2 million decrease in goodwill is mainly attributable to:

•

the impact of changes in the scope of consolidation relating to the disposal of Veolia Transport in the amount of -€529.6 million and the acquisition of joint control of the joint venture, Veolia Transdev, in the amount of €701.5 million (see Note 3),

•

impairment losses on goodwill and negative goodwill recognized in the consolidated income statement, in the first six months of €498.3 million,

•

foreign exchange translation losses of €146.7 million, mainly attributable to the depreciation against the euro of the U.S. dollar and the pound sterling in the amount of €72.8 million and €47.9 million, respectively.

Impairment tests for the half-year ended June 30, 2011

Goodwill and other intangible assets with an indefinite useful life are subject to annual impairment tests, in accordance with the Group timetable.

Nevertheless, as part of June 30, 2011 period-end procedures, tests were performed on:

a)

the cash-generating units identified as presenting risk during the 2010 annual accounts closing process, as part of sensitivity tests; and

b)

the cash-generating units presenting an indication of loss in value during the first six months of 2011.

There has been no change in the methodology used to calculate the recoverable amount of cash-generating units.

The tests conducted take into account the most recent revised data forecasts and the discount rates adopted as of June 30, 2011, including the impact of the worsening of financing conditions in certain European countries.

These tests led to the recognition of impairment losses of €500.4 million as of June 30, 2011 and primarily:

-

in the Energy Services Division in Italy (€193.8 million) and the United States (€151.9 million)

-

in the Environmental Services Division in Italy (€78.3 million)

-

in the Water Division (€58.3 million)

Detailed information on impairment losses is presented in Note 16.

As of June 30, 2011, accumulated impairment losses totaled €949.5 million and mainly concerned goodwill of the Environmental Services - Germany CGU (€343.0 million), the Dalkia Italy CGU (€193.8 million), the Energy Services – United States CGU (€147.5 million) and the Environmental Services – Italy CGU (€78.3 million).

Veolia Environnement Consolidated Interim Financial Statements for the half year ended June 30, 2011

5. CONCESSION INTANGIBLE ASSETS

Concession intangible assets by Segment break down as follows:

(€ million)	As of June 30, 2011			Net carrying amount as of December 31, 2010
	Gross carrying amount	Amortization and impairment losses	Net carrying amount
Water	4,527.2	(1,227.6)	3,299.6	3,196.8
Environmental Services	668.6	(283.1)	385.5	385.5
Energy Services	960.5	(433.6)	526.9	513.1
Transportation	9.1	(1.0)	8.1	14.4
Other	83.1	(23.6)	59.5	54.8
Concession intangible assets	6,248.5	(1,968.9)	4,279.6	4,164.6

The increase in the net carrying amount of concession intangible assets of €115.0 million is mainly attributable to additions in the amount of €250.9 million (of which €145.0 million in the Water Division) and the impact of the interruption of the divestment of Water activities in Gabon (€175.8 million), offset by amortization charges of €132.5 million, net impairment losses of €69.4 million (see Note 16) and foreign exchange translation losses of €114.0 million (primarily due to the depreciation against the euro of the Chinese renminbi yuan).

6. OTHER INTANGIBLE ASSETS

Other intangible assets break down as follows:

(€ million)	As of June 30, 2011	As of December 31, 2010
Intangible assets with an infinite useful life net	40.2	76.2
Intangible assets with a finite useful life gross	3,626.3	3,549.4
Amortization and impairment losses	(2,225.5)	(2,119.8)
Intangible assets with a finite useful life net	1,400.8	1,429.6
Intangible assets net	1,441.0	1,505.8

The decrease in the net carrying amount of other intangible assets of €64.8 million is mainly attributable to additions in the amount of €40.1 million, amortization charges of €124.6 million, net impairment losses of €78.8 million (see Note 16) and the impact on the consolidation scope of the Veolia Transdev combination in the amount of +€49.5 million (see Note 3).

Veolia Environnement Consolidated Interim Financial Statements for the half year ended June 30, 2011

7. PROPERTY, PLANT AND EQUIPMENT

Movements in the net carrying amount of property, plant and equipment during the first six months of 2011 are as follows:

(€ million)	As of June 30, 2011	As of December 31, 2010
Property, plant and equipment, gross	19,837.4	21,116.1
Depreciation and impairment losses	(11,022.9)	(11,412.8)
Property, plant and equipment, net	8,814.5	9,703.3

The €888.8 million decrease in property, plant and equipment is a result of the following items:

•

additions of €549.0 million (including €97.2 million in the Water Division, €214.7 million in the Environmental Services Division, €94.2 million in the Transportation Division and €113.3 million in the Energy Services Division);

•

disposals of €56.1 million;

•

foreign exchange translation losses of €202.5 million (including €94.1 million in the Environmental Services Division, €61.9 million in the Water Division and €35.7 million in the Energy Services Division);

•

the impact of changes in consolidation scope for -€419.1 million, including -€423.4 million relating to the Veolia-Transdev combination (see Note 3);

•

charges to depreciation of €626.3 million and net impairment losses of €45.6 million (see Note 16).

Property, plant and equipment by division break down as follows:

	As of June 30, 2011			Net carrying amount as of December 31, 2010
(€ million)	Gross carrying amount	Depreciation and impairment losses	Net carrying amount
Water	4,595.4	(2,420.2)	2,175.2	2,289.6
Environmental Services	8,832.2	(5,486.7)	3,345.5	3,606.6
Energy Services	3,485.9	(1,492.9)	1,993.0	2,023.5
Transportation	2,580.3	(1,448.2)	1,132.1	1,624.2
Other	343.6	(174.9)	168.7	159.4
Property, plant and equipment	19,837.4	(11,022.9)	8,814.5	9,703.3

The breakdown of property, plant and equipment by class of assets is as follows:

(€ million)	As of June 30, 2011			Net carrying amount as of December 31, 2010
	Gross carrying amount	Depreciation and impairment losses	Net carrying amount
Land	1,660.0	(796.5)	863.5	914.7
Buildings	3,123.6	(1,498.2)	1,625.4	1,645.4
Technical installations, plant and equipment	8,603.3	(4,738.7)	3,864.6	4,179.5
Traveling systems and other vehicles	4,040.9	(2,579.6)	1,461.3	1,956.5
Other property, plant and equipment	1,912.1	(1,405.8)	506.3	545.6
Property, plant and equipment in progress	497.5	(4.1)	493.4	461.6
Property, plant and equipment	19,837.4	(11,022.9)	8,814.5	9,703.3

The decrease in traveling systems and other vehicles is due to the Veolia Transport-Transdev combination, which led to the removal of all Veolia Transport assets and the inclusion of 50% of the assets of the Veolia Transdev joint venture at fair value (see Note 3).

Veolia Environnement Consolidated Interim Financial Statements for the half year ended June 30, 2011

8. CURRENT AND NON-CURRENT OPERATING FINANCIAL ASSETS

Operating financial assets comprise financial assets resulting from the application of IFRIC 12 on accounting for concession contracts and from the application of IFRIC 4.

Movements in the net carrying amount of current and non-current operating financial assets during the first six months of 2011 are as follows:

(€ million)	As of June 30, 2011	As of December 31, 2010
Gross	5,126.9	5,317.3
Impairment losses	(59.1)	(62.0)
Non-current operating financial assets	5,067.8	5,255.3
Gross	361.7	373.3
Impairment losses	(2.5)	-
Current operating financial assets	359.2	373.3
Current and non-current operating financial assets	5,427.0	5,628.6

Movements in operating financial assets during the first six months of 2011 of -€201.6 million mainly concern:

•

new operating financial assets for €170.7 million, mainly representing the increase in financial receivables for pre-existing contracts (mainly in the Water Division for €99.3 million);

•

the repayment of operating financial assets for -€219.3 million (particularly in the Energy Services Division for -€76.8 million and in the Water Division for -€113.5 million);

•

the impact of changes in consolidation scope for -€52.1 million, including -€51.9 million in the Transportation Division (see Note 3);

•

foreign exchange translation losses of €74.8 million.

The breakdown of current and non-current operating financial assets by division is as follows:

	Non-current		Current		Total
(€ million)	As of June 30, 2011	As of December 31, 2010	As of June 30, 2011	As of December 31, 2010	As of June 30, 2011	As of December 31, 2010
Water	3,826.2	3,889.2	202.5	197.7	4,028.7	4,086.9
Environmental Services	657.5	698.0	52.7	47.2	710.2	745.2
Energy Services	450.2	488.3	94.1	110.0	544.3	598.3
Transportation	40.2	89.7	7.6	17.2	47.8	106.9
Other	93.7	90.1	2.3	1.2	96.0	91.3
Operating financial assets	5,067.8	5,255.3	359.2	373.3	5,427.0	5,628.6

Veolia Environnement Consolidated Interim Financial Statements for the half year ended June 30, 2011

9. OTHER NON-CURRENT AND CURRENT FINANCIAL ASSETS

Movements in the value of other non-current and current financial assets during the first six months of 2011 are as follows:

(€ million)	Non-current		Current		Total
	As of June 30, 2011	As of December 31, 2010	As of June 30, 2011	As of December 31, 2010	As of June 30, 2011	As of December 31, 2010
Gross	849.3	787.0	151.8	134.8	1,001.1	921.8
Impairment losses	(66.5)	(72.3)	(31.4)	(31.6)	(97.9)	(103.9)
Financial assets in loans and receivables	782.8	714.7	120.4	103.2	903.2	817.9
Other financial assets	53.3	58.4	23.5	29.1	76.8	87.5
Total other financial assets,net	836.1	773.1	143.9	132.3	980.0	905.4

As of June 30, 2011, the principal non-current financial assets in loans and receivables primarily correspond to the non-Group portion of loans granted to companies consolidated on a proportionate basis for €461.1 million (mainly Dalkia International and its subsidiaries).

10. WORKING CAPITAL

Movements in net working capital during the first six months of 2011 are as follows:

(€ million)	As of June 30, 2011	As of December 31, 2010
Inventories and work-in-progress (net)	1,192.6	1,130.6
Operating receivables (net)	11,784.0	12,488.7
Operating payables (net)	12,470.9	13,773.9
Net working capital	505.7	(154.6)

Net working capital includes “operating” working capital (inventories, trade receivables, trade payables and other operating receivables and payables), “tax” working capital (current tax receivables and payables) and “investment” working capital (receivables and payables in respect of capital expenditure). The €660.3 million increase in Net working capital presented above includes the change in “operating” working capital presented under Changes in working capital in the cash flow statement of €657.6 million, the change in “tax” working capital included in Income taxes paid in the cash flow statement of €16.0 million, and the change in “investment” working capital included under Industrial investments in the cash flow statement of €73.4 million.

The unfavorable movement in net working capital is partly due to the seasonal nature of the Group’s activities (net working capital as of June 30, 2010 was €493.1 million) and the extension of the client settlement period, particularly for local authority clients.

Securitization of receivables in France

Securitized debts total €489 million as of June 30, 2011 compared to €487 million as of December 31, 2010.

These receivables are retained in assets and the financing secured is recorded in “Current borrowings”.

Assignment of receivables

Receivables definitively assigned to third parties in the Energy Services Division totaled €348 million as of June 30, 2011, including €239 million in France and €103 million in Italy. As of December 31, 2010, assigned receivables totaled €281 million, including €63 million in France and €205 million in Italy.

Receivables definitively assigned to third parties in the Environmental Services Division totaled €28 million as of June 30, 2011.

Veolia Environnement Consolidated Interim Financial Statements for the half year ended June 30, 2011

11. CASH AND CASH EQUIVALENTS

Movements in cash and cash equivalents and bank overdrafts and other cash position items during the first six months of 2011 are as follows:

(€ million)	As of June 30, 2011	As of December 31, 2010
Cash	1,303.3	1,429.9
Cash equivalents	4,733.9	3,976.9
Cash and cash equivalents	6,037.2	5,406.8

Bank overdrafts and other cash position items	463.9	387.0

Net cash	5,573.3	5,019.8

As of June 30, 2011, cash equivalents primarily concern Veolia Environnement SA (€4,456.5 million). They include monetary UCITS of €3,503.1 million, treasury notes of €299.5 million and term deposit accounts of €653.9 million.

Bank overdrafts and other cash position items consist of credit balances on bank accounts and related accrued interest payable, corresponding to brief overdrafts.

The increase in net cash and cash equivalents (€553.5 million) is mainly due to the increase in Veolia Environnement cash equivalents.

The increase in cash equivalents is due in the amount of €227.4 million to surplus cash balances of the Veolia Transdev joint venture invested with Veolia Environnement and primarily relating to the Transdev share capital increase performed prior to the combination (see Note 3).

12. EQUITY

Equity attributable to owners of the Company

In accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, total equity attributable to owners of the Company as of December 31, 2010 is €7,875.9 million, after a correction of -€90.3 million in respect of accounting irregularities discovered in the United States (see Note 1).

Share capital

The share capital is fully paid up.

Share capital increases

During the first quarter of 2011, Veolia Environnement performed a share capital increase of €1.2 million following the exercise of share purchase and subscription options.

As of June 30, 2011, Veolia Environnement performed a share capital increase of €382.7 million (net of issue costs) on the payment of scrip dividends. As decided by the Annual General Meeting of Shareholders of May 17, 2011, the Group offered shareholders a choice of payment of the dividend in cash or shares. Elections for the payment of dividends in shares led to the creation of 20,462,396 shares.

Number of shares outstanding and par value

The number of shares outstanding is 519,652,960 as of June 30, 2011, 497,421,172 as of June 30, 2010 and 499,126,367 as of December 31, 2010 (including treasury shares). The par value of each share is 5 euros.

Offset of treasury shares against equity

The Group held 14,237,927 of its own shares as of June 30, 2011, compared to 14,338,903 as of December 31, 2010. During the first half of 2011, Veolia Environnement sold 100,976 shares in the context of the dividend distribution in shares.

Share purchase and subscription options

In accordance with IFRS 2, an expense of €1.5 million was recognized for the half-year ended June 30, 2011 and €2.3 million for the half-year ended June 30, 2010 in respect of share option plans granted to employees. No new share option plans were set-up during the first half of 2011.

Veolia Environnement Consolidated Interim Financial Statements for the half year ended June 30, 2011

Appropriation of net income and dividend distribution

A dividend of €586.8 million was distributed by Veolia Environnement SA. Net income attributable to owners of the Company in 2010 of €581.1 million was appropriated to the distribution of this dividend.

Foreign exchange translation reserves

As of June 30, 2011, the €235.5 million decrease in foreign exchange translation reserves (portion attributable to owners of the Company) mainly concerned the pound sterling for €48.6 million, the U.S. dollar for €113.4 million and the Chinese yuan for €75.7 million.

Accumulated foreign exchange translation reserves as of June 30, 2011 totaled negative €211.7 million (portion attributable to owners of the Company), including -€86.9 million for the U.S. dollar, -€332.7 million for the pound sterling, €67.5 million for the Chinese yuan, €106.7 million for the Czech crown and €60.8 million for the Australian dollar.

Movements in foreign exchange translation reserves (attributable to owners of the Company and non-controlling interests) are as follows:

(€ million)	Total	Attributable to owners of the Company
As of December 31, 2010 (1)	168.0	23.8
Translation differences on the interim financial statements of subsidiaries drawn up in a foreign currency	(320.1)	(301.2)
Translation differences on net foreign investments	65.2	65.7
Movements during the first six months of 2011	(254.9)	(235.5)
Translation differences on the interim financial statements of subsidiaries drawn up in a foreign currency	7.1	(120.4)
Translation differences on net foreign investments	(94.0)	(91.3)
As of June 30, 2011	(86.9)	(211.7)
(1) Balance as of December 31, 2010 corrected in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors – see Note 1

Fair value reserves

Fair value reserves attributable to owners of the Company are -€23.5 million as of June 30, 2011.

As of June 30, 2011, fair value reserves mainly include fair value adjustments to interest-rate derivatives hedging floating-rate borrowings and commodity derivatives.

Actuarial gains or losses on pension obligations

As of June 30, 2011, the €44.0 million change in actuarial losses on pension obligations, for the portion attributable to owners of the Company (€43.1 million change as of June 30, 2010), was largely due to the increase in rates in the Euro zone.

Non-controlling interests

A breakdown of movements in non-controlling interests is presented in the Statement of changes in equity.

The decrease in non-controlling interests in the first six months of 2011 was primarily due to dividend distributions by subsidiaries, net income for the period and changes in consolidation scope.

Veolia Environnement Consolidated Interim Financial Statements for the half year ended June 30, 2011

13. NON-CURRENT AND CURRENT PROVISIONS

Pursuant to IAS 37, provisions maturing after more than one year are discounted. Changes in discount rates applied to “Provisions for closure and post-closure costs”, which make up the majority of non-current provisions, are as follows:

Discount rates

	As of June 30, 2011	As of December 31, 2010
Euros
2 to 5 years	3.45%	3.66%
6 to 10 years	4.70%	4.67%
More than 10 years	5.67%	5.65%
U.S. Dollar
2 to 5 years	3.13%	3.56%
6 to 10 years	4.65%	4.75%
More than 10 years	5.88%	5.95%
Pound Sterling
2 to 5 years	4.16%	4.32%
6 to 10 years	5.23%	5.21%
More than 10 years	5.89%	5.86%

The discount rate calculation methodology is presented in Note 2, Use of management estimates in the application of Group accounting standards.

Movements in provisions during the first six months of 2011 are as follows:

(€ million)	Non-current		Current		Total
	As of June 30, 2011	As of December 31, 2010	As of June 30, 2011	As of December 31, 2010	As of June 30, 2011	As of December 31, 2010
Provisions excluding pensions and other employee benefits	1,445.3	1,433.1	645.9	689.9	2,091.2	2,123.0
Provisions for pensions and other employee benefits	770.7	880.8	-	-	770.7	880.8
Total	2,216.0	2,313.9	645.9	689.9	2,861.9	3,003.8

Provisions for pensions and other employee benefits decreased due to the combined impact of actuarial gains resulting from the increase in rates in the Euro zone and the United Kingdom and the impact of changes in consolidation scope relating to the Veolia Transdev combination.

Veolia Environnement Consolidated Interim Financial Statements for the half year ended June 30, 2011

14. NON-CURRENT AND CURRENT BORROWINGS

Movements in non-current and current borrowings during the first six months of 2011 are as follows:

	Non-current		Current		Total
(€ million)	As of June 30, 2011	As of December 31, 2010	As of June 30, 2011	As of December 31, 2010	As of June 30, 2011	As of December 31, 2010
Bonds	12,682.4	13,625.7	692.3	17.1	13,374.7	13,642.8
Other borrowings	4,085.0	4,270.4	3,217.4	2,810.0	7,302.4	7,080.4
Total non-current and current borrowings	16,767.4	17,896.1	3,909.7	2,827.1	20,677.1	20,723.2

Breakdown of bonds

Publicly offered or traded issuances included in non-current bonds total €11,947.8 million as of June 30, 2011, including €1,328.2 million issued on the U.S. market.

The portion of bonds reclassified as current borrowings in the first half of 2011 totaled €684.9 million, including €674 million maturing in February 2012.

Breakdown of other borrowings

The portion of other borrowings reclassified as current borrowings in the first half of 2011 totaled €729.1 million, including €346 million in respect of the multi-currency syndicated credit facility maturing in April 2012 and redeemed early following the set-up of a new multi-currency syndicated credit facility (see Note 3, Significant events and main acquisitions and disposals).

Information on early debt repayment clauses

As of June 30, 2011, the Group did not comply with the covenants contained in the documentation of three financing lines held by subsidiaries, representing total outstandings of €201 million.

Non-compliance with the covenants of two of these financings, representing total outstandings of €152 million as of June 30, 2011, does not at this stage trigger a default event. A potential default would not impact the financings of the other Group companies.

Veolia Environnement Consolidated Interim Financial Statements for the half year ended June 30, 2011

15. REVENUE

Group revenue for the half-year ended June 30, 2011 includes the new Veolia Transdev entity which has been proportionately consolidated at 50% since March 3, 2011. The 2010 consolidated income statements presented for comparative purposes include the reclassification to discontinued operations of the Transportation Division, as a whole, as well as water activities in the Netherlands, Environmental Services activities in Norway and German operations in the Energy Services Division in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations (see Notes 3 and 20).

Furthermore, Renewable Energy activities, whose divestment was interrupted at the end of 2010, are no longer presented in net income from discontinued operations.

Breakdown of revenue

(€ million)	Half-year ended June 30, 2011	Half-year ended June 30, 2010
Services rendered	12,931.0	11,152.6
Sales of goods	1,358.9	1,007.9
Revenue from operating financial assets	184.6	170.0
Construction	1,812.2	1,776.0
Revenue	16,286.7	14,106.5

The marked increase in services rendered is mainly due to the impact on the consolidation scope of the Veolia Transdev combination (see Note 3). The financial statements for the half-year ended June 30, 2010 include the reclassification of the Tansportation Division (as a whole) services rendered to net income from discontinued operations in the amount of €2,878.1 million, while figures for the half-year ended June 30, 2011 include 50% of services rendered by the Veolia Transdev joint venture for the 4-month period of €1,316.9 million.

Sales of goods mainly concern sales of technological solutions in the Water Division and sales of products relating to recycling activities in the Environmental Services Division. The increase in this item was most evident in the Environmental Services Division and is primarily due to the increase in prices in France and Germany and a volume effect.

A breakdown of revenue by operating segments is presented in Note 27.

16. OPERATING INCOME

Operating income is calculated as follows: (€ million)

(€ million)	Half-year ended June 30, 2011	Half-year ended June 30, 2010
Revenue	16,286.7	14,106.5
Cost of sales	(14,046.8)	(11,326.4)
Of which: impairment losses on goodwill and negative goodwill recognized in the Consolidated Income Statement	(498.3)	0.6
impairment losses (excl. working capital) and provisions	(172.8)	22.5
Selling costs	(303.1)	(299.0)
General and administrative expenses	(1,688.7)	(1,529.4)
Other operating revenue and expenses	4.1	149.0
Of which: capital gains and losses on disposals of financial assets	3.3	149.0
Other	0.8	-
Operating income	252.2	1,100.7

Veolia Environnement Consolidated Interim Financial Statements for the half year ended June 30, 2011

Impairment losses recognized in the financial statements for the half-year ended June 30, 2011 break down as follows:

Operating segment	Country	Indication of loss in value	Discount rate	Assets impaired	Amount (€ million)

Energy Services	Italy	- Economic situation - New management reorganization, rationalization and restructuring plan -Budget not met	7.8%	Goodwill, intangible assets and property, plant and equipment	(242.8)
Environmental Services	Italy	- Uncertainty regarding the political environment, especially at regional level - Financial situation facing local authorities and in particular Calabre - Exit agreement with the local partner	7.8%	Goodwill and intangible assets	(127.9)
Water	Italy	Regulatory uncertainty	8.5% (1)	Goodwill, intangible assets and concession assets	(77.3)
Water	Portugal	Economic and financial situation		Intangible assets	(9.2)
Energy Services	Spain	- Change in solar energy regulations - Economic and financial situation	8.4%	Goodwill and intangible assets	(20.8)
Sub total	Southern Europe				(478.0)
Water	Morocco	Preliminary conclusions of the Audit Commission	9.1%	Goodwill and intangible assets	(58.5)
Energy Services	United States	- Economic context - Reduction in growth potential	6.6%	Goodwill	(151.9)
Impairment losses					(688.4)
(1) The discount rate applied is the rate of the Southern Europe cash-generating unit encompassing these two countries.

Capital gains on assets classified as held for sale and realized during the first six months of 2011 total €492.3 million (see Note 20, Assets classified as held for sale, discontinued operations and divestitures).

Personnel costs amounted to €4.8 billion for the half-year ended June 30, 2011, compared to €3.9 billion for the half-year ended June 30, 2010. The marked increase in personnel costs is mainly due to the impact on the consolidation scope of the Veolia Transdev combination (see Note 3). The financial statements for the half-year ended June 30, 2010 include the reclassification of Transportation Division (as a whole) personnel costs to net income from discontinued operations in the amount of €1.5 billion, while figures for the half-year ended June 30, 2011 include 50% of personnel costs of the Veolia Transdev joint venture for the 4-month period of €0.7 billion.

Veolia Environnement Consolidated Interim Financial Statements for the half year ended June 30, 2011

17. NET FINANCE COSTS

The income and expense balances making up net finance costs are as follows:

(€ million)	Half-year ended June 30, 2011	Half-year ended June 30, 2010
Finance income	59.8	51.8
Finance costs	(435.6)	(439.3)
Net finance costs	(375.8)	(387.5)

Finance costs and finance income represent the cost of borrowings net of cash and cash equivalents. In addition, net finance costs include net gains and losses on derivatives allocated to borrowings, irrespective of whether they qualify for hedge accounting.

The decrease in net finance costs is mainly due to the reduction in loan outstandings primarily attributable to the refinancing by the Caisse des dépôts et consignations of the activities of the new entity, Veolia Transdev and the positive cash flows of the second half of 2010.

(€ million)	Half-year ended June 30, 2011	Half-year ended June 30, 2010
Expenses on gross debt	(494.4)	(476.1)
Assets at fair value through the Consolidated Income Statement (fair value option)*	42.2	28.1
Net gains and losses on derivative instruments, hedging relationships and other	76.4	60.5
Net finance costs	(375.8)	(387.5)

*Cash equivalents are valued at fair value through the Consolidated Income Statement.

18. OTHER FINANCIAL INCOME AND EXPENSES

(€ million)	Half-year ended June 30, 2011	Half-year ended June 30, 2010
Net gains and losses on loans and receivables	(0.1)	(2.6)
Net gains and losses on available-for-sale assets (1)	3.3	3.9
Assets and liabilities at fair value through the Consolidated Income Statement	(4.4)	(7.3)
Unwinding of the discount on provisions	(27.3)	(33.6)
Foreign exchange gains and losses	(10.7)	14.3
Other expenses	(4.1)	(7.3)
Other financial income and expenses	(43.3)	(32.6)

(1) including dividends received of €3.0 million in June 2011 and €3.7 million in June 2010.

Veolia Environnement Consolidated Interim Financial Statements for the half year ended June 30, 2011

19. INCOME TAX EXPENSE

The income tax expense breaks down as follows:

(€ million)	Half-year ended June 30, 2011	Half-year ended June 30, 2010
Net income/(loss) from continuing operations	(465.1)	505.2
Share of net income of associates	6.2	7.3
Income tax expense	(304.4)	(182.7)
Income/(loss) from continuing operations before tax (d)=(a)-(b)-(c)	(166.9)	680.6
Effective tax rate	- 182.4%	26.8%

A number of French subsidiaries elected to form a consolidated tax group with Veolia Environnement as the head company (five-year agreement renewed in 2011). Veolia Environnement is solely liable to the French treasury department for the full income tax charge, calculated based on the group tax return. Any tax savings are recognized at the level of Veolia Environnement SA.

Veolia Environnement decided not to recognize any deferred tax assets as of June 30, 2011 in respect of the France tax group and recorded impairments of €114.7 million.

The income tax expense is €189.7 million for the half-year ended June 30, 2011, adjusted for the write-off of the deferred tax assets of the France tax group.

The tax rate for the half-year ended June 30, 2011 is 33.1%, after adjustment for one-off items and particularly:

•

impairments of goodwill not deductible for tax purposes of €500.4 million,

•

impairments of assets in Italy  not deductible for tax purposes of €150.0 million,

•

impairments of the net deferred tax asset position of the France tax group of €114.7 million.

20. ASSETS CLASSIFIED AS HELD FOR SALE, DISCONTINUED OPERATIONS AND DIVESTITURES

In the Consolidated Income Statement presented for comparative purposes, the net income of operations sold or in the course of being sold was transferred to “Net income from discontinued operations”. This restatement concerns the following operations:

-

Transportation Division, as a whole, in respect of the Veolia Transdev combination, (see Note 3, significant events and main acquisitions and disposals) and other divestitures in progress or completed (activities in the United Kingdom and Norway);

-

Water activities in the Netherlands divested in December 2010 and Environmental Services activities in Norway divested in March 2011;

-

German operations in the Energy Services Division partially divested in May 2011.

Furthermore, as the divestiture process for Renewable Energy activities was interrupted at the end of 2010, these activities are no longer presented in Net income from discontinued operations.

Movements in net income/(loss) from discontinued operations are as follows:

(€ million)	Half-year ended June 30, 2011	Half-year ended June 30, 2010
Income/(loss) from discontinued operations	(58.6)	(10.0)
Capital gains and losses on disposals	492.3	60.6
Income tax expense	-	(10.3)
Net income/(loss) from discontinued operations	433.7	40.3

Veolia Environnement Consolidated Interim Financial Statements for the half year ended June 30, 2011

Net income/(loss) from discontinued operations for the half-year ended June 30, 2011 breaks down by division as follows:

(€ million)	Energy Services	Environmental Services	Transportation	Total
Income/(loss) from discontinued operations	(1.0)	(0.1)	(57.5)	(58.6)
Capital gains and losses on disposals	(8.4)	57.7	443.0	492.3
Income tax expense
Net income/(loss) from discontinued operations	(9.4)	57.6	385.5	433.7

The capital gain realized by the Transportation Division corresponds to the disposal gain on the Veolia Transdev combination in the amount of €429.8 million (see Note 3).

The main Consolidated Income Statement items for discontinued operations for the half-years ended June 30, 2011 and June 30, 2010 break down as follows:

(€ million)	Half-year ended June 30, 2011	Half-year ended June 30, 2010
Revenue	1,018.0	3,128.4
Operating income	(46.0)	13.4
Financial items	(9.8)	(19.0)
Income tax expense	(2.8)	(4.5)
Share of net income of associates	-	0.1
Income/(loss) from discontinued operations	(58.6)	(10.0)

Revenue  reclassified as held for sale for the half-years ended June 30, 2011 and June 30, 2010 breaks down by division as follows:

(€ million)	Half-year ended June 30, 2011	Half-year ended June 30, 2010
Water	-	9.6
Energy Services	26.9	27.7
Environmental Services	9.2	213.0
Transportation	981.9	2,878.1
Revenue from discontinued operations	1,018.0	3,128.4

Assets/liabilities classified as held for sale are presented separately in the Group Consolidated Statement of Financial Position as follows:

(€ million)	Half-year ended June 30, 2011	Year ended December 31, 2010

Assets classified as held for sale	275.4	805.6

Liabilities directly associated with assets classified as held for sale	145.7	386.8

As of June 30, 2011 assets classified as held for sale and liabilities directly associated with assets classified as held for sale mainly concern Marine Services activities in the Environmental Services Division. In addition, Water activities in Gabon, whose divestment was interrupted, are no longer presented in either assets classified as held for sale or liabilities directly associated with assets classified as held for sale as of June 30, 2011. As of December 31, 2010, these headings mainly involved Water activities in Gabon and Environmental Services Division activities in Norway, divested in March 2011.

Veolia Environnement Consolidated Interim Financial Statements for the half year ended June 30, 2011

21. NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

Net income attributable to non-controlling interests is €35.8 million for the half-year ended June 30, 2011, compared to €171.3 million for the half-year ended June 30, 2010. This item primarily concerns the minority interests of the Water (€60.2 million), Environmental Services (€18.2 million), Energy Services (-€37.9 million) and Transportation (-€7.1 million) Division subsidiaries.

The decrease in this item is mainly due to impairment losses recognized on assets (see Note 16).

Veolia Environnement Consolidated Interim Financial Statements for the half year ended June 30, 2011

22. DERIVATIVES

In the course of its operating and financial activities, the Group is exposed to market financial risks (interest rate, foreign exchange, and commodity prices).

To reduce its exposure to these market risks, the Group centralizes its financial risk management in accordance with the principles of security, transparency and efficiency as defined by Executive Management.

The Group uses derivatives to manage and reduce its exposure.

The fair value of derivatives recognized in the Consolidated Statement of Financial Position breaks down as follows:

(€ million)	As of June 30, 2011		As of December 31, 2010
	Assets	Liabilities	Assets	Liabilities
Interest rate derivatives	406.1	76.0	560.6	86.8
Fair value hedges	368.0	2.4	531.4	-
Cash flow hedges	35.7	54.6	26.7	63.5
Derivatives not qualifying for hedge accounting	2.4	19.0	2.5	23.3
Foreign exchange derivatives	83.5	91.8	32.4	126.0
Net investment hedges	3.3	29.2	3.6	49.6
Cash flow hedges	18.5	5.7	2.6	1.0
Fair value hedges	6.8	-	9.6	1.3
Derivatives not qualifying for hedge accounting	54.9	56.9	16.6	74.1
Commodities derivatives	50.8	25.8	62.7	34.0
Total derivatives	540.4	193.6	655.7	246.8
Of which non-current	455.6	159.7	621.1	195.1
Of which current	84.8	33.9	34.6	51.7

The change in interest rate derivatives compared to December 31, 2010 is mainly due to the decrease in the value of swaps due to rate changes.

Veolia Environnement Consolidated Interim Financial Statements for the half year ended June 30, 2011

23. TAX AUDITS

In the normal course of their business, the Group entities in France and abroad are subject to regular tax audits. Revised assessments and identified uncertain tax positions in respect of which a revised assessment has not yet been issued are adequately provided, and provision amounts are regularly reviewed in accordance with IAS 37 criteria.

In France, the tax authorities have carried out various tax audits in respect of both consolidated tax groups and individual entities. To date, none of these reviews have led to material liabilities to the tax authorities in excess of amounts estimated during the review of tax risks and the booking of provisions in accordance with IAS 37. Other audits are still ongoing (Veolia Eau – Compagnie Générale des Eaux, Compagnie des Eaux et de l’Ozone, Dalkia France, Sade). These companies received notifications interrupting statute of limitations which did not indicate risks greater than those already provided in the Group accounts.

In Italy, in the Energy Services Division, Siram received revised tax assessments in respect of fiscal years 2004 and 2005. Litigation proceedings were initiated with respect to these tax assessments. The liabilities arising from this litigation have been anticipated and provided for in accordance with IAS 37.

On March 10, 2010, Veolia Environnement through its subsidiary Venao received notices of proposed adjustments (“NOPAs”) from the U.S. Internal Revenue Service (IRS) relating to a number of tax positions concerning its U.S. subsidiaries, including primarily tax losses resulting from the reorganization of the former US Filter (Worthless Stock Deduction), in the amount of US$4.5 billion (tax base). They also related to certain other issues relating to tax losses for the 2004, 2005 and 2006 tax years, in an aggregate amount of a similar order of magnitude as the Worthless Stock Deduction. The NOPAs are preliminary assessments that do not reflect a definitive audit position and are subject to change. These NOPA’s were received following the request by the Group of a pre-filing agreement from the Internal Revenue Service (IRS) in order to validate the amount of tax losses as of December 31, 2006.

During 2010 and the 2011 half semester, the Group has continued the discussion of these NOPAs with the IRS with a view to resolving or narrowing the issues and the issuance of a formal assessment notice for any unresolved issues, which could be appealed within the IRS or in court. As of June 30, 2011 and December 31, 2010, the remaining NOPAs, before any penalties, relate to the Worthless Stock Deduction for U.S. $4.5 billion (tax base) as well as other issues for an estimated aggregate amount of U.S. $0.7 billion (tax base). As the NOPAs are still subject to the continuing IRS audit process, there is no requirement at this time for any payment of taxes. Based on information available to the Company, Veolia Environnement has not recorded any provisions in its consolidated financial statements in respect of the NOPAs and had recorded a deferred tax asset relating to these tax losses.

Furthermore, a new audit was initiated by the US tax authorities in respect of fiscal years 2007 and 2008 for all the Group’s US entities. As of June 30, 2011, this audit is still ongoing.

Veolia Environnement Consolidated Interim Financial Statements for the half year ended June 30, 2011

24. OFF-BALANCE SHEET COMMITMENTS AND COLLATERAL

Specific commitments given

•

Agreements with EDF

Veolia Environnement granted EDF a call option covering all of its Dalkia shares exercisable in the event an EDF competitor takes control of the company.

Likewise EDF granted Veolia Environnement a call option covering all of its Dalkia shares, exercisable in the event of a change in the legal status of EDF or should a Veolia Environnement competitor, acting alone or in concert, take control of EDF. Failing an agreement on the share transfer price, this would be decided by an expert.

•

Agreements with Caisse des dépôts et consignations

Veolia Environnement granted Caisse des dépôts et consignation a call option covering all of its Veolia Transdev shares exercisable in the event of a change in control of Veolia Environnement.

Commitments given

Off-balance sheet commitments given break down as follows:

(€ million)	As of December 31, 2010	As of June 30, 2011	Maturing in
			Less than 1 year	1 to 5 years	More than 5 years
Commitments relating to operating activities	8,259.5	8,374.5	3,464.6	2,804.5	2,105.4
Operational guarantees including performance bonds	7,894.9	8,244.4	3,374.9	2,778.1	2,091.4
Purchase commitments	110.2	124.8	88.4	25.3	11.1
Other commitments given	254.4	5.3	1.3	1.1	2.9
Commitments relating to the consolidated scope	772.0	801.6	361.3	218.9	221.4
Vendor warranties received	575.4	627.3	247.5	160.2	219.6
Purchase commitments	192.9	171.9	111.9	58.2	1.8
Sales commitments	3.7	2.4	1.9	0.5	-
Financing commitments	904.1	616.8	225.5	274.9	116.4
Letters of credit	486.4	369.3	164.3	198.9	6.1
Debt guarantees	417.7	247.5	61.2	76.0	110.3
Total commitments given	9,935.6	9,792.9	4,051.4	3,298.3	2,443.2

Commitments given break down by Division as follows:

(€ million)	As of June 30, 2011	As of December 31, 2010
Water	6,629.4	6,541.1
Environmental Services	782.8	797.0
Energy Services	879.1	838.2
Transportation	289.4	405.2
Proactiva	77.2	51.7
Holding companies	1,100.6	1,241.2
Other	34.4	61.2
Total	9,792.9	9,935.6

Veolia Environnement Consolidated Interim Financial Statements for the half year ended June 30, 2011

The decrease in commitments given in the Transportation Division is mainly tied to the Veolia Transdev combination and the proportional consolidation of the new entity.

 Collateral guaranteeing borrowings

As of June 30, 2011, the Group has given €571 million of collateral guarantees in support of borrowings, compared to €519 million as of December 31, 2010.

Commitments received

(€ million)	As of June 30, 2011	As of December 31, 2010
Guarantees received	1,767.0	1,861.6
Operational guarantees	1,004.6	1,108.7
Guarantees relating to the consolidated scope	121.2	120.4
Financing guarantees	641.2	632.5

Veolia Environnement Consolidated Interim Financial Statements for the half year ended June 30, 2011

25. CONTINGENT ASSETS AND LIABILITIES

In accordance with IAS 37 criteria, management does not consider it appropriate to record a provision or recognize deferred income in respect of these legal or arbitration proceedings as of June 30, 2011, due to the uncertain nature of their outcome.

The main contingent assets and liabilities relating to legal or arbitration proceedings are presented below:

Veolia Eau Bruxelles

Since 2008, Aquiris, a 99% subsidiary of our Company, holds a concession pursuant to which it is responsible for operating the Brussels-North wastewater treatment plant. As a result of extensive obstruction of the plant’s security chambers following the arrival of abnormal and extraordinary quantities of rubble and other solid waste through the public sewer lines, Aquiris decided to suspend operation of the plant from December 8 to December 19, 2009 due to significant safety risks to persons and to the plant. This suspension permitted a partial return to normal, but has resulted in several disputes regarding liability for the disruption and the possible environmental consequences of the suspension in wastewater treatment services. An expert’s report on the causes of the disruption was delivered on January 13, 2011. The report concludes, in error according to Aquiris, that there was no legitimate reason to suspend operations at the station. In addition, during the course of 2010, Aquiris instituted legal proceedings against SBGE, the grantor authority, with a view to showing that the Brussels-North treatment plant is faced with sizing issues that are attributable to the grantor authority. Aquiris is claiming compensation for its loss of business and requesting confirmation that the significant upgrading costs that will be required should be borne by the grantor authority. Aquiris and the SBGE have asked a panel of experts to render a technical opinion concerning these matters. A preliminary expert’s report was delivered on May 12, 2011. It identifies several problems which affect the wastewater treatment services in the Brussels-North wastewater treatment plant. The preliminary report also criticizes Aquiris and SBGE on different grounds, criticisms to which Aquiris and SBGE have replied. Pending a decision regarding liability for the identified problems, Aquiris must bear additional operating costs. At this point, our Company believes that these disputes will not have a significant impact on its financial position, results of operations or liquidity.

Veolia Propreté Italie

On April 16, 2008, Termo Energia Calabria S.p.a. (TEC), a company specialized in waste incineration and a 98.76% subsidiary of Veolia Servizi Ambientali Tecnitalia S.p.a. (VSAT), which is in turn a subsidiary of Veolia Propreté, filed a claim with the administrative court of the region of Calabria in Italy for the payment of subsidies in an updated amount of €26.9 million, allegedly owed under a concession agreement entered into on October 17, 2000 with the region of Calabria. On August 11, 2008, the administrative court ordered the region to respond to this claim. At the end of November 2008, the region announced its refusal to pay the subsidies claimed. On March 12 2009, TEC request the court to decide on the merits of the refusal to pay the subsidies. The administrative court, by judgment on February 28, 2011, declares void the refusal to pay the subsidies and refer the case to the Region which must comply with the judgment. The region files an appeal to the Council of State in order to claim for the stay of execution of the award. The date of the hearing is not known yet.

In addition, on May 16, 2008, TEC filed a claim with an Italian arbitration tribunal against the Extraordinary Commissioner of Calabria seeking reimbursement of €62.2 million for various additional operating fees and costs incurred since 2005 and claiming breach of the price indexation provision included in the concession agreement. The arbitration proceedings began and, on October 24, 2008, the Extraordinary Commissioner of Calabria filed a counterclaim against TEC seeking the termination of the concession agreement and the payment of the sum of €62.3 million as compensation for construction delays. The arbitration award, which was filed on July 26, 2010 with the Arbitration Chamber of Rome, awards a total amount of €39.8 million to TEC, and fully dismisses the counterclaim of the Extraordinary Commissioner of Calabria as well as his application for termination of the concession agreement. On September 17, 2010, this decision was held to be enforceable by the Civil Court of Rome. The State and the Extraordinary Commissioner of Calabria have filed an appeal of this decision with the Court of Appeals of Rome, which by a decision as of June 23, 2011, has rejected the claim for the stay of execution of the arbitral award and call the parties for hearing on January 14, 2014, the Court of Appeal of Rome should take a decision on the claim for nullity of the Extraordinary Commissioner of Calabria.

In addition, VSAT has been accused of manipulating the software that monitors carbon monoxide emissions in its incineration facilities in Falascaia (Tuscany), Vercelli (Piedmont) and Brindisi (Puglia). In the Criminal cases pending before the Vercelli and Lucca’s courts, the respective Public Prosecutor’s Offices decide that there is no ground for prosecution of the directors appointed by Veolia after the acquisition of VSAT.

For all of these reasons, in early 2009 Veolia Propreté decided to initiate negotiations with the Italian company Termomeccanica Ecologia S.p.a. pursuant to the seller’s guarantee granted by Termomeccanica Ecologia S.p.a. in the agreement pursuant to which VSAT was sold to Veolia Propreté in 2007. In light of the repeated refusal of Termomeccanica Ecologia S.p.a. to compensate VSAT pursuant to its guarantee, on May 19, 2009, Veolia Propreté and Veolia Servizi Ambientali S.p.a., the parent companies of VSAT, filed a request for arbitration with the International Chamber of Commerce (ICC). The arbitration tribunal was formed in August 2009 and has set a schedule calling for a final hearing in the end of December 2011 and an award at the end of April 2012 at the earliest.

Veolia Environnement Consolidated Interim Financial Statements for the half year ended June 30, 2011

The discussions opened with Termomeccanica Ecologia S.p.a. lead to the execution on June 30, 2011, of a master settlement agreement, which closing take place on July 8, 2011.

The main consequences of said agreement are:

i.

The purchase of the minority shares corresponding to 25% of the share capital of VSAT, thus 100% of the share capital is held by Veolia Servizi Ambientali S.p.a. (Italian holding wholly owned by Veolia Propreté),

ii.

The termination of office of the Administrator by decision of the Genoa Court of Appeals dated as of June 30, 2011,

iii.

The mutual waiver of the request for arbitration with the International Chamber of Commerce (ICC),

iv.

The termination of the share purchase agreement, of the shareholders agreement and of the industrial agreement executed in 2007 with Termomeccanica Ecologia S.p.a..

Finally, following an order issued by the Public Prosecutor’s Office of Lucca on July 1, 2010, operations at the Falascaia facility were suspended on the alleged grounds of an improper administrative operating authorization and discharges of polluted wastewater. A temporary solution was submitted to the Province of Lucca by the VSAT subsidiary owning the facility with a view to resumption of operations. The operations of the Falascaia facility are still suspended because the Public Prosecutor’s office of Lucca is still waiting for a decision of the Province of Lucca and the ARPA (Regional Environmental Protection Agency) on the renewal of the administrative operating authorization.

At this point, our Company is not in a position to predict whether the outcome of these actions will have a significant impact on its financial position, results of operations or liquidity.

Dalkia Italie

In March 2010, Dalkia Solar Italia (“DSI”), Siram and Dalkia España signed an Engineering, Procurement and Construction (“EPC”) contract for photovoltaic fields in Puglia (southern Italy) with several specialist companies owned by Global Solar Fund (the “client”). At the start of 2011, when construction, had been completed, after certain delays, but delivery had not been accepted, the client stopped paying DSI’s invoices and, on 4 February 2011, announced the termination of the contract. The payment of penalties (contract violations and delays) was also claimed. DSI, for its part, suspended all payments to the photovoltaic panel suppliers, which are connected to the client. In order to prepare for a possible exercise by the client of the bank guarantees given as part of the financing for the project, injunctive relief was sought before a Milan court. In addition, DSI is seeking to secure its receivables under the EPC by petitioning the court for a writ of sequestration of the photovoltaic fields it owns pending resolution of the litigation. To date, these two actions were rejected at the first hearings. The hearing on the appeal against the decision to reject the sequestration of the fields is scheduled for October 14, 2011. On July 22, 2011, Dalkia filed a request for arbitration before the International Chamber of Commerce (ICC).

At this point, our Company is not in a position to predict whether the outcome of these actions will have a significant impact on its financial position, results of operations or liquidity.

Veolia Environnement Consolidated Interim Financial Statements for the half year ended June 30, 2011

26. RELATED-PARTY TRANSACTIONS

The Chief Executive Officer of Caisse des dépôts et consignations, considered as related party, sits on the Board of Directors of Veolia Environnement.

The financing agreements between the two groups bear interest at market conditions.

On May 4, 2010, the Caisse des dépôts et consignations and Veolia Environnement concluded their agreement on the Transdev-Veolia Transport combination by the creation of a 50/50 joint venture combining Transdev and Veolia Transport.

This combination was effectively completed on March 3, 2011. From this date and pursuant to IAS/IFRS, Veolia Environnement through its reduced 50% stake exercises joint control together with Caisse des dépôts et consignations over Veolia Transdev, which is proportionately consolidated.

The combination gave rise on the same date to contract amendments and agreements resulting from the shareholders’ agreement between Veolia Environnement and Caisse des dépôts et consignations.

This shareholders’ agreement determines in particular the financing policy of the new entity and the terms and conditions of the call option granted to Caisse des dépôts et consignations over all shares in Veolia Transdev and its subsidiaries held by Veolia Environnement, exercisable in the event of a change in control of this latter (see Note 24, Off-balance sheet commitments and collateral).

All these relations are subject to normal market terms and conditions.

27. REPORTING BY OPERATING SEGMENT

Since January 1, 2009, the Group has identified and presented segment reporting in accordance with IFRS 8, Operating Segments.

Financial reporting by operating segment is governed by the same rules as those used for the condensed consolidated financial statements and described in the Accounting Policies note to the Financial Statements.

This information is based on the internal organization of the Group’s activities and corresponds to the Group’s four business segments, that is, Water, Environmental Services, Energy Services and Transportation.

The Water segment integrates drinking water and wastewater activities such as water distribution, water and wastewater treatment, industrial process water, manufacturing of water treatment equipment and systems.

The Environmental Services segment collects, processes and disposes of household, trade and industrial waste.

The Energy Services segment includes heat production and distribution, energy optimization and related services, and electricity production.

The Transportation segment focuses on the operation of passenger transportation services.

In accordance with IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, the income statements of:

- the Transportation division, as a whole,

- the Water activities in the Netherlands divested in December 2010 and the Environmental Services activities in Norway divested in March 2011,

- the German operations in the Energy Services division, partially divested in May 2011,

are presented in a separate line “Net income from discontinued operations” as of June 30, 2010, re-presented, for comparison purposes (see Notes 3 and 20).

Furthermore, Renewable Energy activities, whose divestment was interrupted at the end of 2010, are no longer presented in net income from discontinued operations.

Veolia Environnement Consolidated Interim Financial Statements for the half year ended June 30, 2011

Reporting by operating segment

Revenue by segment (€ million)	Half-year ended June 30, 2011	Half-year ended June 30, 2010
Water	6,214.0	5,891.3
Environmental Services	4,894.3	4,513.8
Energy Services	3,861.5	3,701.4
Transportation	1,316.9	0,0
Revenue as per the consolidated income statement	16,286.7	14,106.5

Operating cash flow before changes in working capital by segment (€ million)	Half-year ended June 30, 2011	Half-year ended June 30, 2010
Water	747.0	763.7
Environmental Services	569.8	605.1
Energy Services	356.4	365.7
Transportation	61.7	0.0
Total operating segments	1,734.9	1,734.5
Unallocated operating cash flow before changes in working capital	(3.2)	(47.7)
Operating cash flow before changes in working capital	1,731.7	1,686.8

Operating income by operating segment (€ million)	Half-year ended June 30, 2011	Half-year ended June 30, 2010
Water	376.3	585.6
Environmental Services	104.3	241.5
Energy Services	(176.5)	352.3
Transportation	10.4	-
Total operating segments	314.5	1,179.4
Unallocated operating income	(62.3)	(78.7)
Operating income as per the consolidated income statement	252.2	1,100.7

Adjusted operating cash flow by segment (adj. OP CF) (€ million)	Half-year ended June 30, 2011	Half-year ended June 30, 2010
Water	766.4	783.7
Environmental Services	582.7	607.7
Energy Services	361.9	377.0
Transportation	75.5	0.0
Total operating segments	1,786.5	1,768.4
Unallocated operating income	(45.7)	(74.4)
Adjusted operating cash flow	1,740.8	1,694.0

Veolia Environnement Consolidated Interim Financial Statements for the half year ended June 30, 2011

Half-year ended June 30, 2011 (€ millions)	Adj. Op CF	Net operating provisions	Net depreciation and amortization	Impairment losses on Goodwill and negative goodwill	Capital gains (losses) on disposal of non-current assets	Others	Operating Income
Water	766.4	(71.7)	(268.6)	(56.2)	11.8	(5.4)	376.3
Environmental Services	582.7	(56.1)	(349.8)	(78.3)	6.1	(0.3)	104.3
Energy Services	361.9	(43.2)	(129.2)	(363.8)	(2.5)	0.3	(176.5)
Transportation	75.5	9.3	(72.9)	-	(0.6)	(0.9)	10.4
Holding companies	(45.7)	0.2	(16.7)	-	-	(0.1)	(62.3)
Total	1,740.8	(161.5)	(837.2)	(498.3)	14.8	(6.4)	252.2

Half-year ended June 30, 2010 (€ millions)	Adj. Op CF	Net operating provisions	Net depreciation and amortization	Impairment losses on Goodwill and negative goodwill	Capital gains (losses) on disposal of non-current assets	Others	Operating Income
Water	783.7	7.4	(253.0)	-	55.3	(7.8)	585.6
Environmental Services	607.7	13.7	(397.2)	-	17.7	(0.4)	241.5
Energy Services	377.0	(2.0)	(115.4)	0.6	92.7	(0.6)	352.3
Transportation	-	-	-	-	-	-	-
Holding companies	(74.4)	8.6	(12.5)	-	-	(0.4)	(78.7)
Total	1,694.0	27.7	(778.1)	0.6	165.7	(9.2)	1,100.7

Industrial investments by segment (€ million)	Half-year ended June 30, 2011	Half-year ended June 30, 2010
Water	293.8	313.1
Environmental Services	315.6	262.5
Energy Services	144.5	113.5
Transportation	131.9	142.0
Unallocated industrial services	40.0	19.1
Total industrial investments (1)	925.8	850.2

(1)Pursuant to IFRS 8, industrial investments presented in segment reporting include investments financed by finance lease in the amount of €11.1 million in the half-year ended June 30, 2011 and €5 million in the half-year ended June 30, 2010.These industrial investments are presented net of such financing in industrial investments in the consolidated cash flow statement.

Veolia Environnement Consolidated Interim Financial Statements for the half year ended June 30, 2011

28. POST-BALANCE SHEET EVENTS

- On July 1, 2011, the Group signed an agreement for the disposal of its transportation activities in the United Kingdom.

- On July 26, 2011, Dalkia Polska won the privatization of the heating network of the city of Warsaw. The preliminary purchase agreement covers 85% of SPEC’s shares for roughly €360 million. This agreement is pending approval of the Polish anti-monoply organization UOKik.

- Executive Committee changes:

On August 4, 2011, the Company announced the following changes:

-

Denis Gasquet, Chief Operating Officer and Senior Executive Vice President of Veolia Environnement, will take responsibility for a team dedicated to operational performance, organizational structure and cost reductions.  He will no longer serve as CEO of the Environmental Services division in order to devote himself fully to the Company’s transformation plan;

-

Jérôme Le Conte, currently Chief Operating Officer of Veolia Environmental Services, will become head of this division;

-

Frank Lacroix, currently CEO of Dalkia France, will become head of our Energy Services division;

-

Jean-Marie Lambert, Director of Human Resources of the Water Division, will become Human Resources Director for the Company, replacing Véronique Rouzaud, who will be taking up other functions.

29. MAIN COMPANIES INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011, Veolia Environnement Group consolidated or accounted for a total of 2,842 companies.

The list of main subsidiaries has not significantly changed since December 31, 2010, with the exception of the creation of the Veolia Transdev joint venture held 50% by the Group and combining all the companies of Veolia Transport and Transdev (see Note 3). This new entity is proportionately consolidated.

Veolia Environnement Consolidated Interim Financial Statements for the half year ended June 30, 2011

Statutory Auditors’ Review Report on the half-yearly consolidated financial statements

For the half year ended 30 June 2011

This is a free translation into English of the statutory auditors’ review report issued in French and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and is construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

Following our appointment as statutory auditors by your Annual General Meetings and in accordance with article L. 451-1-2 III of the French Monetary and Financial Code (“Code monétaire et financier”), we hereby report to you on:

- the review of the accompanying condensed half-yearly consolidated financial statements of Veolia Environnement for the half year ended 30  June 2011;

- the verification of  information contained in the half-yearly management report.

These condensed half-yearly consolidated financial statements are the responsibility of your Board of Directors. Our role is to express a conclusion on these financial statements based on our review.

I. Conclusion on the financial statements

We conducted our review in accordance with professional standards applicable in France. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed half-yearly consolidated financial statements are not prepared in all material respects in accordance with IAS 34 – standard of the IFRSs as adopted by the European Union applicable to interim financial information.

Without qualifying the conclusion expressed above, we draw your attention to note 1 of the condensed half-yearly consolidated financial statements which sets out the error correction related to a series of accounting irregularities identified during the second quarter of the year and whose effects were apprehended in its accounts by your company in accordance with IAS 8 " Accounting policies, changes in accounting estimates and errors".

II. Specific verification

We have also verified the information given in the half-yearly management report on the condensed half-yearly consolidated financial statements subject of our review. We have no matters to report as to its fair presentation and consistency with the condensed half-yearly consolidated financial statements.

Paris La Défense and Neuilly-sur-Seine, August 3, 2011.

French original report signed by

KPMG Audit Department of KPMG SA		ERNST & YOUNG et Autres
Jay Nirsimloo	Baudouin Griton	Pierre Hurstel	Nicolas Pfeuty

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